

Genco Shipping & Trading Limited

2022 Annual Report



2022 Financial & Corporate Information

The contents of this 2022 Annual Report, other than the Performance Graph, have been excerpted from our Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission (the "SEC") on February 22, 2023 (the "Form 10-K"). Such contents speak only as of the date of the Form 10-K. For updated information, please refer to our subsequent filings with the SEC, including our reports on Form 10-Q and Form 8-K.

BUSINESS

OVERVIEW

General

We are a New York City-based company incorporated in the Marshall Islands in 2004. We transport iron ore, coal, grain, steel products and other drybulk cargoes along worldwide shipping routes through the ownership and operation of drybulk carrier vessels. Our fleet currently consists of 44 drybulk carriers, including 17 Capesize drybulk carriers, 15 Ultramax drybulk carriers, and twelve Supramax drybulk carriers with an aggregate carrying capacity of approximately 4,636,000 deadweight tons ("dwt"). The average age of our current fleet is approximately 11.0 years. All of the vessels in our fleet were built in shipyards with reputations for constructing high-quality vessels. We seek to deploy our vessels on time charters, spot market voyage charters, spot market-related time charters or in vessel pools trading in the spot market, to reputable charterers. Of the vessels in our fleet, 18 are currently on spot market voyage charters, 20 are on fixed-rate time charter contracts, four are on spot market-related time charters, and we are currently time chartering-in three third party vessels.

See pages 5 – 6 in the Form 10-K for a table of our current fleet.

Genco's approach towards fleet composition is to own a high-quality fleet of vessels that focuses on Capesize, Ultramax and Supramax vessels. Capesize vessels represent our major bulk vessel category and the other vessel classes, including Ultramax and Supramax vessels, represent our minor bulk vessel category. Our major bulk vessels are primarily used to transport iron ore and coal, while our minor bulk vessels are primarily used to transport grains, steel products and other drybulk cargoes such as cement, scrap, fertilizer, bauxite, nickel ore, salt and sugar. This approach of owning ships that transport both major and minor bulk commodities provide us with exposure to a wide range of drybulk trade flows. We employ an active commercial strategy which consists of a global team located in the U.S., Copenhagen and Singapore. Overall, we utilize a portfolio approach to revenue generation through a combination of short-term, spot market employment, index-linked time charters as well as opportunistically booking longer term fixed-rate coverage. Our fleet deployment strategy currently is weighted towards short-term fixtures, which provides us with optionality on our sizeable fleet. However, depending on market conditions, we may seek to enter into additional longer term time charter contracts or contracts of affreightment. In addition to both short and long-term time charters, we fix our vessels on spot market voyage charters as well as spot market-related time charters depending on market conditions and management's outlook. Furthermore, we have also transported containers on select vessels on an opportunistic basis. We will continue to explore the possibility of transporting containers on board select vessels from time to time, which could provide additional flexibility for vessel fixture options, primarily for backhaul trades.

Drawing on one of the strongest balance sheets in the drybulk industry, in April 2021 we announced a new comprehensive value strategy. This strategy is centered on three key pillars: compelling dividends, financial deleveraging and growth. During 2021, we executed this strategy by paying down $203 million of debt while expanding our core Ultramax fleet. Additionally, during 2022, we paid down an additional $75 million of debt, bringing our debt outstanding to $171 million, a 62% reduction from January 1, 2021. These actions have enabled us to further reduce our cash flow breakeven rate positioning us to pay sizeable quarterly dividends across diverse market environments. To support this strategy, in August 2021, we closed on a new $450 Million Credit Facility which we used to refinance our prior credit facilities, thereby increasing flexibility, improving key terms and lowering our cash flow breakeven rates. Within this facility is a significant revolving credit facility that we can utilize, of which $212.9 million is undrawn as of December 31, 2022. The first quarterly dividend under Genco's value strategy was paid during the first quarter of 2022 based on the financial results from the fourth quarter of 2021. Since the fourth quarter of 2021 through the fourth quarter of 2022, we have declared cumulative dividends under our value strategy of $3.24 per share.

In line with our value strategy, we will continue to focus on the following specific priorities for 2023:

- Pay attractive dividends to shareholders
- Continue to pay down debt through voluntary prepayments from a combination of cash flow generation and cash on our balance sheet; and

- Opportunistically grow the fleet on a low levered basis

<u>Our Operations</u>

We report financial information and evaluate our operations by charter revenues and not by the length of ship employment for our customers, i.e., spot or time charters. Each of our vessels serves the same type of customer, has similar operations and maintenance requirements, operates in the same regulatory environment, and is subject to similar economic characteristics. Based on this, we have determined that we operate in one reportable segment in which we are engaged in the ocean transportation of drybulk cargoes worldwide through the ownership and operation of drybulk carrier vessels.

Our management team and our other employees are responsible for the commercial and strategic management of our fleet. Commercial management includes the negotiation of charters for vessels, managing the mix of various types of charters, such as time charters, spot market voyage charters and spot market-related time charters, and monitoring the performance of our vessels under their charters. Strategic management includes locating, purchasing, financing and selling vessels. Technical management involves the day-to-day management of vessels, including performing routine maintenance, attending to vessel operations and arranging for crews and supplies. In September 2021, we entered into a joint venture named GS Shipmanagement Pte. Ltd ("GSSM") with Synergy Marine Pte. Ltd. ("Synergy"), one of our previous technical managers. GSSM currently provides the technical management to all 44 vessels in our fleet. GSSM aims to provide a unique and differentiated service to the management of our vessels. We expect this joint venture to increase visibility and control over our vessel operations, augment fleet-wide fuel efficiency to lower our carbon footprint through an advanced data platform and potentially provide vessel operating expense savings over time. Members of our New York City-based management team oversee the activities of GSSM.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

The following Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) is intended to help the reader understand our results of operations and financial condition. The MD&A is provided as a supplement to, and should be read in conjunction with, our consolidated financial statements and notes thereto included in Item 8 – Financial Statements and Supplementary Data.

The MD&A generally discusses 2022 and 2021 items and year-to-year comparisons between 2022 and 2021. Discussions of 2020 items and year-to-year comparisons between 2021 and 2020 that are not included in this Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2021 filed with the SEC on February 24, 2022.

We are a Marshall Islands company that transports iron ore, coal, grain, steel products and other drybulk cargoes along worldwide shipping routes through the ownership and operation of drybulk carrier vessels. Our fleet currently consists of 44 drybulk carriers, including 17 Capesize drybulk carriers, 15 Ultramax drybulk carriers, and twelve Supramax drybulk carriers with an aggregate carrying capacity of approximately 4,636,000 deadweight tons ("dwt"). The average age of our current fleet is approximately 11.0 years. We seek to deploy our vessels on time charters, spot market voyage charters, spot market-related time charters or in vessel pools trading in the spot market, to reputable charterers. The majority of the vessels in our current fleet are presently engaged under time charter, spot market voyage charters and spot market-related time charters that expire (assuming the option periods in the time charters are not exercised) between February 2023 and February 2024.

See pages 5 – 6 in the Form 10-K for a table of our current fleet.

IMO 2023 Compliance

In 2021, Genco initiated a comprehensive plan to comply with upcoming IMO regulations in 2023, namely the Energy Efficiency Existing Ship Index ("EEXI") and the Carbon Intensity Indicator ("CII") metrics, which call for a reduction in vessel greenhouse gas emissions. These metrics are intended to assess and measure the energy efficiency of all ships and these new regulations set required attainment values, with the goal of reducing the carbon intensity of international shipping.

We have invested and plan to continue to invest in energy conservation programs to install various energy-saving devices, or ESDs, high performance paint systems, upgrade propellers among other initiatives on select vessels in our fleet. We began installing these ESDs on certain ships that entered drydocking in 2022.

These requirements are discussed above under "Item 1 - Environmental and Other Regulations – Air Emissions."

COVID-19

In March 2020, the World Health Organization (the "WHO") declared the outbreak of a novel coronavirus strain, or COVID-19, to be a pandemic. The COVID-19 pandemic has had widespread, rapidly evolving, and unpredictable impacts on global society, economies, financial markets, and business practices. Over the course of the pandemic, governments have implemented measures in an effort to contain the virus, including social distancing, travel restrictions, border closures, limitations on public gatherings, working from home, supply chain logistical changes, and closure of non-essential businesses. This led to a significant slowdown in overall economic activity levels globally and a decline in demand for certain of the raw materials that our vessels transport.

Drybulk shipping rates, and therefore our voyage revenues, depend to a significant degree on global economic activity levels and specifically, economic activity in China. As the world's second largest economy, China is the largest importer of drybulk commodities globally, which drives demand for iron ore, coal and other cargoes we carry. In 2022, various regions in China have experienced additional waves of COVID-19 outbreaks for which the government chose to reinstate lockdown measures as part of the country's "zero tolerance" policy. This has resulted in a reduction in demand for steel products and other commodities we carry, as well as continued disruptions throughout the supply chain. As a result, China's 2022 GDP growth target of around 5.5% was missed as the country's GDP grew by 3%. Towards the end of 2022, the Chinese government began its pivot from its restricted COVID policies, announcing various easing measures as well as support for the property sector.

In 2022, our vessel operating expenses continued to be affected by higher than anticipated costs related to COVID-19 disruptions. The impact of COVID-19 on both our revenues and operating expenses remains highly dependent on the trajectory of COVID-19, potential variants, governmental policies as well as vaccine distribution and efficacy, which remains uncertain.

The outlook for China and the rest of the world remains uncertain and depends in part on the path of COVID-19 and measures taken by governments around the world in response to it. In 2021, spot rates for Capesize and Supramax vessels reached levels not seen since 2010, and these firm levels, particularly for Supramax vessels, continued into the first half of 2022 despite various seasonal factors. During the second half of 2022, rates declined from highs seen earlier in the year as China's COVID-related lockdown measures intensified. Global vaccination rates, vaccine effectiveness, and the onset of variants could impact the sustainability of any recovery in addition to drybulk specific seasonality described in further detail below.

As our vessels trade commodities globally, we have taken measures to safeguard our crew and work toward preventing the spread of COVID-19 or any transmittable disease. Genco enacts crew changes where permitted by regulations of the ports and of the country of origin of the mariners, in addition to strict protocols that safeguard our crews against COVID-19 exposure. Crew rotations have been steadily improving as port and travel restrictions globally have reduced. We continue to actively promote the health and safety of both on and off signing crew members.

The extent to which the COVID-19 pandemic impacts our business going forward will depend on numerous evolving factors we cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity, including the possibility of recession or financial market instability.

IMO 2020 Compliance

On October 27, 2016, the Marine Environment Protection Committee ("MEPC") of the International Maritime Organization ("IMO") announced the ratification of regulations mandating reduction in sulfur emissions from 3.5% currently to 0.5% as of the beginning of 2020 rather than pushing the deadline back to 2025. Accordingly, ships now have to reduce sulfur emissions, for which the principal solutions are the use of exhaust gas cleaning systems ("scrubbers") or buying fuel with low sulfur content. If a vessel is not retrofitted with a scrubber, it will need to use low sulfur fuel, which is currently more expensive than standard marine fuel containing 3.5% sulfur content. Following an increase in fuel prices during 2021 coming off of 2020 lows, there was a further increase in fuel prices during the first half of 2022 due to oil supply disruptions as a result of the war in Ukraine. The price of fuel began to lower during the second half of 2022 and is expected to continue to decline during 2023.

In order to comply with regulations mandating a reduction in sulfur emissions from 3.5% to 0.5% as of the beginning of 2020, we have installed exhaust gas cleaning systems ("scrubbers") on our 17 Capesize vessels. We will continue to evaluate all options to comply with IMO regulations. Our fuel costs and fuel inventories may increase as a result of these sulfur emission regulations. Low sulfur fuel is more expensive than standard marine fuel containing 3.5% sulfur content and may become more expensive or difficult to obtain as a result of increased demand. If the cost differential between low sulfur fuel and high sulfur fuel is significantly higher than anticipated, or if low sulfur fuel is not available at ports on certain trading routes, it may not be feasible or competitive to operate vessels on certain trading routes without installing scrubbers or without incurring deviation time to obtain compliant fuel. Conversely, if the cost differential between low sulfur fuel and high sulfur fuel is significantly lower than anticipated, or if regulations are passed negatively impacting the use of open-loop scrubbers, we may not realize the economic benefits or recover the cost of the scrubbers we have installed. In addition, a number of countries have imposed restrictions on the discharge of wash water from open loop scrubbers within their port limits. While there are no restrictions on using open loop scrubbers outside of port limits, any changes in these regulations or more stringent standards globally could impact the use of open loop scrubbers going forward.

Vessel Sales and Acquisitions

On July 2, 2021, we entered into an agreement to purchase two 2017-built, 63,000 dwt Ultramax vessels for a purchase price of $24.6 million each, which were renamed the Genco Mayflower and the Genco Constellation, and one 2014-built, 63,000 dwt Ultramax vessel for a purchase price of $21.9 million, which was renamed the Genco Madeleine. The Genco Mayflower, the Genco Constellation and the Genco Madeleine were delivered on August 24, 2021, September 3, 2021 and August 23, 2021, respectively and we used cash on hand to finance the purchases.

On May 18, 2021, we entered into agreements to acquire two 2022-built 61,000 dwt newbuilding Ultramax vessels from Dalian Cosco KHI Ship Engineering Co. Ltd. for a purchase price of $29.2 million each, which were renamed the Genco Mary and the Genco Laddey. The vessels were delivered on January 6, 2022, and we used cash on hand to finance the purchases.

On April 20, 2021, we entered into an agreement to purchase a 2016-built, 64,000 dwt Ultramax vessel for a purchase price of $20.2 million, to be renamed the Genco Enterprise. The vessel was delivered on August 23, 2021 and we used cash on hand to finance the purchase.

On December 17, 2020, we entered into an agreement to acquire three modern, eco Ultramax vessels in exchange for six of our older Handysize vessels. The Genco Magic, a 2014-built Ultramax vessel, and the Genco Vigilant and the Genco Freedom, both 2015-built Ultramax vessels, were delivered to the Company on December 23, 2020, January 28, 2021 and February 20, 2021, respectively. We delivered the Genco Ocean, the Baltic Cove and Baltic Fox, all 2010-built Handysize vessels, and the Genco Spirit, the Genco Avra and the Genco Mare, all 2011-built Handysize vessels, on December 29, 2020, January 30, 2021, February 2, 2021, February 15, 2021, February 21, 2021 and February 24, 2021, respectively.

During 2021, we completed the sale of five Supramax vessels and six Handysize vessels, which includes five of the Handysize vessels in the exchange described above.

We will continue to seek opportunities to renew our fleet going forward.

Factors Affecting Our Results of Operations

We believe that the following table reflects important measures for analyzing trends in our results of operations. The table reflects our ownership days, chartered-in days, available days, operating days, fleet utilization, TCE rates and daily vessel operating expenses for the years ended December 31, 2022 and 2021 on a consolidated basis.

	For the Year Ended December 31,		Increase	% Change
	2022	2021	(Decrease)	
Fleet Data:				
Ownership days (1)				
Capesize	6,205.0	6,205.0	—	— %
Ultramax	5,464.9	3,716.8	1,748.1	47.0 %
Supramax	4,380.0	5,027.2	(647.2)	(12.9)%
Handysize	—	227.5	(227.5)	(100.0)%
Total	16,049.9	15,176.5	873.4	5.8 %
Chartered-in days (2)				
Capesize	—	—	—	— %
Ultramax	476.8	450.1	26.7	5.9 %
Supramax	584.9	979.9	(395.0)	(40.3)%
Handysize	—	42.2	(42.2)	(100.0)%
Total	1,061.7	1,472.2	(410.5)	(27.9)%
Available days (owned & chartered-in fleet) (3)				
Capesize	5,458.2	6,118.6	(660.4)	(10.8)%
Ultramax	5,793.5	4,079.2	1,714.3	42.0 %
Supramax	4,817.8	5,944.9	(1,127.1)	(19.0)%
Handysize	—	269.8	(269.8)	(100.0)%
Total	16,069.5	16,412.5	(343.0)	(2.1)%
Available days (owned fleet) (4)				
Capesize	5,458.2	6,118.6	(660.4)	(10.8)%
Ultramax	5,316.7	3,629.1	1,687.6	46.5 %
Supramax	4,232.9	4,965.0	(732.1)	(14.7)%
Handysize	—	227.6	(227.6)	(100.0)%
Total	15,007.8	14,940.3	67.5	0.5 %
Operating days (5)				
Capesize	5,329.2	6,080.1	(750.9)	(12.4)%
Ultramax	5,730.0	4,015.2	1,714.8	42.7 %
Supramax	4,681.6	5,835.7	(1,154.1)	(19.8)%
Handysize	—	233.5	(233.5)	(100.0)%
Total	15,740.8	16,164.5	(423.7)	(2.6)%
Fleet utilization (6)				
Capesize	96.8 %	98.8 %	(2.0)%	(2.0)%
Ultramax	97.7 %	97.6 %	0.1 %	0.1 %
Supramax	94.7 %	97.6 %	(2.9)%	(3.0)%
Handysize	— %	86.6 %	(86.6)%	(100.0)%
Fleet average	96.5 %	97.9 %	(1.4)%	(1.4)%

| | For the Year Ended December 31, | | Increase | |
	2022	2021	(Decrease)	% Change
Average Daily Results:				
Time Charter Equivalent (7)				
Capesize	$ 22,492	$ 27,293	$ (4,801)	(17.6)%
Ultramax	25,945	22,169	3,776	17.0 %
Supramax	22,873	23,235	(362)	(1.6)%
Handysize	—	8,116	(8,116)	(100.0)%
Fleet average	23,824	24,402	(578)	(2.4)%
Major bulk vessels	22,492	27,293	(4,801)	(17.6)%
Minor bulk vessels	24,585	22,397	2,188	9.8 %
Daily vessel operating expenses (8)				
Capesize	$ 6,023	$ 5,572	$ 451	8.1 %
Ultramax	5,450	5,062	388	7.7 %
Supramax	7,382	5,443	1,939	35.6 %
Handysize	—	5,856	(5,856)	(100.0)%
Fleet average	6,197	5,409	788	14.6 %

(1) <u>Ownership days</u>. We define ownership days as the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

(2) <u>Chartered-in days</u>. We define chartered-in days as the aggregate number of days in a period during which we chartered-in third party vessels.

(3) <u>Available days (owned and chartered-in fleet)</u>. We define available days as the number of our ownership days and chartered-in days less the aggregate number of days that our vessels are off-hire due to familiarization upon acquisition, repairs or repairs under guarantee, vessel upgrades or special surveys. Companies in the shipping industry generally use available days to measure the number of days in a period during which vessels should be capable of generating revenues.

(4) <u>Available days (owned fleet)</u>. We define available days for the owned fleet as available days less chartered-in days.

(5) <u>Operating days</u>. We define operating days as the number of our total available days in a period less the aggregate number of days that our vessels are off-hire due to unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(6) <u>Fleet utilization</u>. We calculate fleet utilization as the number of our operating days during a period divided by the number of ownership days plus chartered-in days less drydocking days.

(7) <u>Time Charter Equivalent ("TCE")</u>. We define TCE rates as our voyage revenues less voyage expenses, charter-hire expenses, and realized gains or losses on fuel hedges, divided by the number of the available days of our owned fleet during the period. TCE rate is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charterhire rates for vessels on voyage charters are generally not expressed in per-day amounts while charterhire rates for vessels on time charters generally are expressed in such amounts.

| | Entire Fleet | | Major Bulk | | Minor Bulk | |
| | For the Year Ended December 31, | | For the Year Ended December 31, | | For the Year Ended December 31, | |
	2022	2021	2022	2021	2022	2021
Voyage revenues (in thousands)	$ 536,934	$ 547,129	$ 191,934	$ 240,271	$ 345,000	$ 306,858
Voyage expenses (in thousands)	153,889	146,182	69,166	73,374	84,723	72,808
Charter hire expenses (in thousands)	27,130	36,370	—	(100)	27,130	36,470
Realized gain on fuel hedges (in thousands)	1,631	—	—	—	1,631	—
	357,546	364,577	122,768	166,997	234,778	197,580
Total available days for owned fleet	15,008	14,940	5,458	6,119	9,550	8,822
Total TCE rate	$ 23,824	$ 24,402	$ 22,492	$ 27,293	$ 24,585	$ 22,397

(8) <u>Daily vessel operating expenses</u>. We define daily vessel operating expenses to include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance (excluding drydocking), the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Operating Data

The following tables represent the operating data and certain balance sheet and other data as of and for the years ended December 31, 2022 and 2021 on a consolidated basis.

	For the Years Ended December 31,		Change	% Change
	2022	2021		
Income Statement Data:				
(U.S. Dollars in thousands, except for per share amounts)				
Revenue:				
Voyage revenues	$ 536,934	$ 547,129	$ (10,195)	(1.9)%
Total revenues	536,934	547,129	(10,195)	(1.9)%
Operating Expenses:				
Voyage expenses	153,889	146,182	7,707	5.3 %
Vessel operating expenses	99,469	82,089	17,380	21.2 %
Charter hire expenses	27,130	36,370	(9,240)	(25.4)%
General and administrative expenses (inclusive of nonvested stock amortization expense of $3,242 and $2,267, respectively)	25,708	24,454	1,254	5.1 %
Technical management fees	3,310	5,612	(2,302)	(41.0)%
Depreciation and amortization	60,190	56,231	3,959	7.0 %
Gain on sale of vessels	—	(4,924)	4,924	(100.0)%
Total operating expenses	369,696	346,014	23,682	6.8 %
Operating income	167,238	201,115	(33,877)	(16.8)%
Other expense, net	(7,874)	(19,070)	11,196	(58.7)%
Net income	159,364	182,045	(22,681)	(12.5)%
Less: Net income attributable to noncontrolling interest	788	38	750	1,973.7 %
Net income attributable to Genco Shipping & Trading Limited	158,576	182,007	(23,431)	(12.9)%
Earnings per share-basic	$ 3.74	$ 4.33	$ (0.59)	(13.6)%
Earnings per share-diluted	$ 3.70	$ 4.27	$ (0.57)	(13.3)%
Weighted average common shares outstanding-basic	42,412,722	42,060,996	351,726	0.8 %
Weighted average common shares outstanding-diluted	42,915,496	42,588,871	326,625	0.8 %

	For the Years Ended December 31,		Change	% Change
	2022	2021		
Balance Sheet Data:				
(U.S. Dollars in thousands, at end of period)				
Cash, including restricted cash	$ 64,100	$ 120,531	$ (56,431)	(46.8)%
Total assets	1,173,866	1,203,002	(29,136)	(2.4)%
Total debt (long-term, net of deferred financing fees)	164,921	238,229	(73,308)	(30.8)%
Total equity	968,309	916,675	51,634	5.6 %
Other Data:				
(U.S. Dollars in thousands)				
Net cash provided by operating activities	$ 189,323	$ 231,119	$ (41,796)	(18.1)%
Net cash used in investing activities	(55,015)	(67,573)	12,558	(18.6)%
Net cash used in financing activities	(190,739)	(222,694)	31,955	(14.3)%
EBITDA (1)	$ 226,818	$ 253,441	$ (26,623)	(10.5)%

(1) EBITDA represents net income attributable to Genco Shipping & Trading Limited plus net interest expense, taxes and depreciation and amortization. EBITDA is included because it is used by management and certain investors as a measure of operating performance. EBITDA is used by analysts in the shipping industry as a common performance measure to compare results across peers. Our management uses EBITDA as a performance measure in

our consolidated internal financial statements, and it is presented for review at our board meetings. We believe that EBITDA is useful to investors as the shipping industry is capital intensive which often results in significant depreciation and cost of financing. EBITDA presents investors with a measure in addition to net income to evaluate our performance prior to these costs. EBITDA is not an item recognized by U.S. GAAP (i.e., non-GAAP measure) and should not be considered as an alternative to net income, operating income or any other indicator of a company's operating performance required by U.S. GAAP. EBITDA is not a measure of liquidity or cash flows as shown in our Consolidated Statements of Cash Flows. The definition of EBITDA used here may not be comparable to that used by other companies. The following table demonstrates our calculation of EBITDA and provides a reconciliation of EBITDA to net income attributable to Genco Shipping & Trading Limited for each of the periods presented above:

	For the Year Ended December 31,	
	2022	2021
Net income attributable to Genco Shipping & Trading Limited	$ 158,576	$ 182,007
Net interest expense	8,052	15,203
Income tax expense	—	—
Depreciation and amortization	60,190	56,231
EBITDA (1)	$ 226,818	$ 253,441

Results of Operations

VOYAGE REVENUES-

Our revenues are driven primarily by the number of vessels in our fleet, the number of days during which our vessels operate, the type of fixture our vessels are chartered on (spot market voyage charters or fixed rate time charters), and the amount of daily charterhire or freight rates that our vessels earn, that, in turn, are affected by a number of factors, including:

- the duration of our charters;

- our decisions relating to vessel acquisitions and disposals;

- the amount of time that we spend positioning our vessels;

- the amount of time that our vessels spend in drydock undergoing repairs;

- maintenance and upgrade work;

- the age, condition and specifications of our vessels;

- levels of supply and demand in the drybulk shipping industry; and

- other factors affecting spot market charter rates for drybulk carriers.

During 2022, voyage revenues decreased by $10.2 million, or 1.9%, to $536.9 million as compared to $547.1 million during 2021. The decrease in voyage revenues was primarily due to lower revenue earned by our major bulk vessels primarily as a result of a decrease in available days due to scheduled drydockings, partially offset by higher rates achieved by our minor bulk vessels. During 2022, the drybulk freight market was firm with the Baltic Capesize Index and the Baltic Supramax Index, as published by the Baltic Exchange, averaging $16,177 and $22,152 per day, respectively. These levels, while strong from a historical perspective, were a decline on a year-over-year basis relative to

2021. This was primarily due to a softening freight rate environment in the second half of 2022 driven by lockdowns in China relating to the country's COVID-19 policy, an unwinding of port congestion, lackluster Brazilian iron ore exports, as well as challenges due to macroeconomic conditions as a result of Russia's war in Ukraine.

On February 24, 2022, Russia invaded Ukraine leading to a war and a humanitarian crisis. The impact to date on the drybulk market has been a redirection of cargo flows particularly for coal and grain shipments lengthening ton miles in certain instances. Future developments regarding Russia's war in Ukraine, as well as China in relation to the country's COVID-19 response measures, could continue to affect the drybulk industry and our business in an unpredictable manner.

Currently, the freight market is experiencing a seasonally softer period in the first quarter of 2023 as a result of the timing of Chinese New Year, lower cargo shipments due to weather related disruptions and scheduled maintenance in certain export origins as well as the timing of newbuilding vessel deliveries.

The average Time Charter Equivalent, or TCE rate of our overall fleet decreased by 2.4% to $23,824 a day during 2022 from $24,402 a day during 2021. The TCE for our major bulk vessels decreased by 17.6% from $27,293 a day during 2021 to $22,492 a day during 2022. This decrease was primarily a result of lower rates achieved by our Capesize vessels. The TCE for our minor bulk vessels increased by 9.8% from $22,397 a day during 2021 to $24,585 a day during 2022 primarily a result of higher rates achieved by our Ultramax and Supramax vessels.

For 2022 and 2021, we had ownership days of 16,049.9 days and 15,176.5 days, respectively. The increase in ownership days was due to the delivery of six Ultramax vessels during the second half of 2021 and the first quarter of 2020, partially offset by the sale of eleven Supramax and Handysize vessels during 2021. Fleet utilization decreased from 97.9% during 2021 to 96.5% during 2022 primarily due to additional offhire and repair periods for our Supramax vessels, in addition to scheduled drydocking for some of our Capesize vessels.

Please see pages 7 – 8 in the Form 10-K for a table that sets forth information about the current employment of the vessels in our fleet.

Please refer to Item 3. Legal Proceedings for a discussion of claims regarding the Genco Constellation.

VOYAGE EXPENSES-

In time charters and spot market-related time charters, operating costs including crews, maintenance and insurance are typically paid by the owner of the vessel and specified voyage costs such as fuel and port charges are paid by the charterer. These expenses are borne by the Company during spot market voyage charters. There are certain other non-specified voyage expenses such as commissions which are typically borne by us. Voyage expenses include port and canal charges, fuel (bunker) expenses and brokerage commissions payable to unaffiliated third parties. Port and canal charges and bunker expenses primarily increase in periods during which vessels are employed on spot market voyage charters because these expenses are for the account of the vessel owner. At the inception of a time charter, we record the difference between the cost of bunker fuel delivered by the terminating charterer and the bunker fuel sold to the new charterer as a gain or loss within voyage expenses. Voyage expenses also include the cost of bunkers consumed during short-term time charters pursuant to the terms of the time charter agreement. Additionally, we may record lower of cost and net realizable value adjustments to re-value the bunker fuel on a quarterly basis for certain time charter agreements where the inventory is subject to gains and losses. Refer to Note 2 — Summary of Significant Accounting Policies in our Consolidated Financial Statements.

Voyage expenses were $153.9 million and $146.2 million during 2022 and 2021, respectively. This increase was primarily due to higher bunker expenses partially offset by a decrease in certain costs incurred related to our spot market voyages.

VESSEL OPERATING EXPENSES-

Vessel operating expenses increased by $17.4 million from $82.1 million during 2021 to $99.5 million during 2022. This increase was primarily due to higher crew expenses as a result of increased crew wages and the timing of crew changes. Higher repair and maintenance costs on certain vessels, and to a lesser degree, the increase in the purchase of initial stores and spare parts, also contributed to this increase. Higher insurance and lube oil costs also contributed to this increase. We completed the transition of our crews during the second quarter of 2022 which resulted in higher crew expenses during 2022 overall. Additionally, we experienced higher repair and maintenance costs on certain vessels, as well as an increase in the purchase of initial stores and spare parts as we completed the transition of vessels to our new technical management joint venture GSSM during 2022. We have replenished our vessels' stores and spare parts after our joint venture took over the technical management of our fleet. Given the foregoing, we expect our operating expenses to stabilize during 2023.

Average daily vessel operating expenses ("DVOE") for our fleet increased to $6,197 per vessel per day during 2022 from $5,409 per vessel per day during 2021. The increase in daily vessel operating expenses was primarily due to higher crew related expenses. As we completed the transition of vessels to GSSM through the first half of 2022, higher repair and maintenance costs on certain vessels, and, to a lesser degree, an increase in the purchase of initial stores and spare parts and general inflationary pressures, also contributed to this increase. We believe daily vessel operating expenses are best measured for comparative purposes over a 12-month period in order to take into account all of the expenses that each vessel in our fleet will incur over a full year of operation.

COVID-19 restrictions with regard to crew rotations have previously resulted in increased crew related costs due to travel and port restrictions and could do so in the future. The timing of crew rotations depends on the duration and severity of COVID-19 in countries from which our crews are sourced as well as any restrictions in place at ports in which our vessels call. As a result, crew rotations continue to lead to deviation time of our vessels as well as unbudgeted expenses due to testing, personal protective equipment, quarantine periods, higher than normal travel expenses due to increased airfare costs, and crew bonuses to retain the existing crew during rotation delays.

Our vessel operating expenses increase to the extent our fleet expands. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for crewing, lubes, and insurance, may also cause these expenses to increase. The impact of COVID-19 could result in potential shortages or a lack of access to required spare parts for the operation of our vessels, potential delays in any unscheduled repairs, deviations for crew changes or increased costs to successfully execute a crew change, which could lead to business disruptions and delays. Crew costs on our vessels could increase in the future due to higher wages, the potential impact of COVID-19 restrictions and the war in Ukraine.

Based on estimates provided by GSSM, our DVOE budget for the first quarter of 2023 is $6,250 per vessel per day on a fleet-wide basis, which includes an estimated amount for COVID-19 related expenses. For the full year of 2023, we expect our DVOE budget to be $5,990 per vessel per day. The higher expense levels anticipated during the first quarter of 2023 are primarily due to the timing of crew changes and the purchase of spares and stores. The potential impacts of COVID-19 and the war in Ukraine are unpredictable, and the actual amount of our DVOE could be higher or lower than budgeted as a result.

CHARTER HIRE EXPENSES-

Charter hire expenses decreased by $9.2 million from $36.4 million during 2021 to $27.1 million during 2022. The decrease was primarily due to a decrease in chartered-in days during 2022 as compared to 2021.

GENERAL AND ADMINISTRATIVE EXPENSES-

We incur general and administrative expenses which relate to our onshore non-vessel-related activities. Our general and administrative expenses include our payroll expenses, including those relating to our executive officers, operating lease expense, legal, auditing and other professional expenses. General and administrative expenses include nonvested stock amortization expense which represents the amortization of stock-based compensation that has been issued to our Directors and employees pursuant to the 2015 Equity Incentive Plan. Refer to Note 17 — Stock-Based Compensation in our Consolidated Financial Statements. General and administrative expenses also include legal and professional fees associated with our credit facilities, which are not capitalizable to deferred financing costs. We also incur general and administrative expenses for our overseas offices located in Singapore and Copenhagen.

General and administrative expenses increased by $1.3 million from $24.5 million during 2021 to $25.7 million during 2022. The increase was primarily due to higher nonvested stock amortization expense.

TECHNICAL MANAGEMENT FEES-

Technical management fees include the direct costs incurred by GSSM for the technical management of the vessels under its management. Additionally, prior to the transfer of our vessels to GSSM for technical management, we incurred management fees payable to third party technical management companies for the day-to-day management of our vessels, including performing routine maintenance, attending to vessel operations and arranging for crews and supplies.

Technical management fees were $3.3 million and $5.6 million during 2022 and 2021, respectively. The decrease was primarily due to the savings realized by transferring the management of the vessels in our fleet to GSSM during the second half of 2021 and in 2022.

DEPRECIATION AND AMORTIZATION-

We depreciate the cost of our vessels on a straight-line basis over the expected useful life of each vessel. Depreciation is based on the cost of the vessel less its estimated residual value. We estimate the useful life of our vessels to be 25 years. Effective January 1, 2022, the Company increased the estimated scrap value of the vessels from $310 per lwt to $400 per lwt prospectively based on the average of the 15-year average scrap value of steel.

Depreciation and amortization expenses increased by $4.0 million from $56.2 million during 2021 to $60.2 million during 2022. This increase was primarily due to an increase in drydocking amortization expense for the major and minor bulk vessels that completed their drydockings during 2022. Additionally, there was an increase in the deprecation related to our vessel assets due to the delivery of six Ultramax vessels during the second half of 2021 and the first quarter of 2022, partially offset by a $4.6 million decrease in depreciation due to the increase in the estimated scrap value of the vessels from $310 per lwt to $400 per lwt effective January 1, 2022. Refer to Note 2 — Summary of Significant Accounting Policies in our Consolidated Financial Statements for further information regarding the increase in the scrap value.

GAIN ON SALE OF VESSELS-

During 2021, we recorded a $4.9 million net gain on sale of vessels related primarily to the sale of the Genco Provence, partially offset by net losses related to the sale of the Baltic Panther, the Baltic Hare, the Baltic Cougar, the Baltic Leopard and the Genco Lorraine, as well as net losses associated with the exchange of the Baltic Cove, the Baltic Fox, the Genco Spirit, the Genco Avra and the Genco Mare. There were no vessel sales during 2022.

OTHER INCOME (EXPENSE)-

NET INTEREST EXPENSE-

Net interest expense decreased by $7.2 million to $8.1 million during 2022 as compared to $15.2 million during 2021. Net interest expense during the years ended December 31, 2022 and 2021 consisted primarily of interest expense under our credit facilities and amortization of deferred financing costs for those facilities. The decrease was primarily due a decrease in interest expense due to a decrease in the average outstanding debt partially offset by higher interest rates. Additionally, the decrease in interest expense was due to settlement payments received for our interest rate cap agreements. Lastly, there was a decrease in the amortization of deferred financing costs due to the refinancing of our credit facilities on August 31, 2021. Refer to Note 7 — Debt in the Consolidated Financial Statements for information regarding our credit facilities.

LOSS ON DEBT EXTINGUISHMENT –

During the year ended December 31, 2021, we recorded a $4.4 million loss on debt extinguishment as a result of the refinancing of our $495 Million Credit Facility and $133 Million Credit Facility with the $450 Million Credit Facility on August 31, 2021. Refer to Note 7 — Debt in the Consolidated Financial Statements for information regarding our credit facilities.

NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTEREST –

During 2022 and 2021, net income attributable to noncontrolling interest was $0.8 million and $0.04 million, respectively, which is associated with the net income attributable to the noncontrolling interest of GSSM, which was formed during September 2021.

LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of liquidity are cash flow from operations, cash on hand, equity offerings and credit facility borrowings. We currently use our funds primarily for the acquisition of vessels, fleet renewal, drydocking for our vessels, payment of dividends, debt repayments and satisfying working capital requirements as may be needed to support our business. Our ability to continue to meet our liquidity needs is subject to and will be affected by cash utilized in operations, the economic or business environment in which we operate, shipping industry conditions, the financial condition of our customers, vendors and service providers, our ability to comply with the financial and other covenants of our indebtedness, and other factors.

We believe, given our current cash holdings, if drybulk shipping rates do not decline significantly from current levels, our capital resources, including cash anticipated to be generated within the year, are sufficient to fund our operations for at least the next twelve months. Such resources include unrestricted cash and cash equivalents of $58.1 million as of December 31, 2022 in addition to the $212.9 million availability under the revolver of the $450 Million Credit Facility as of December 31, 2022, which compares to a minimum liquidity requirement under our credit facility of approximately $22 million as of the date of this report. Given anticipated capital expenditures related to drydockings and the installation of ballast water treatment systems ("BWTS") and fuel efficiency upgrade costs of $12.1 million and $23.4 million during 2023 and 2024, respectively, as well as any quarterly dividend payments, we anticipate to continue to have significant cash expenditures. Refer to "Capital Expenditures" below for further details. However, if market conditions were to worsen significantly due to COVID-19, the war in Ukraine, or other causes, then our cash resources may decline to a level that may put at risk our ability to pay dividends per our capital allocation strategy or at all. Throughout 2022, the Company made a total of $75.0 million of voluntary debt prepayments, resulting in a reduced cash flow breakeven rate from previous levels. Of that amount, there were four $8.8 million quarterly repayments that represented the previously announced quarterly debt reduction payment as part of our plan to reduce our debt. These amounts were deducted from operating cash flows in each of our quarterly 2022 dividend payment calculation. The remainder of the debt we paid down included $40.0 million which was prepaid to optimize our working capital management, using our revolver to keep funds available while saving interest expense. Currently, there are no mandatory debt repayments until we must repay $171.0 million in 2026. Although we do not have any mandatory debt repayments until 2026, we intend to continue to pay down debt on a voluntary basis with a medium term goal of zero net debt.

As of December 31, 2022, the $450 Million Credit Facility contained collateral maintenance covenants that require the aggregate appraised value of collateral vessels to be at least 140% of the principal amount of the loan outstanding under such facility. If the values of our vessels were to decline as a result of COVID-19 or otherwise, we may not satisfy this collateral maintenance requirement. If we do not satisfy the collateral maintenance requirement, we will need to post additional collateral or prepay outstanding loans to bring us back into compliance, or we will need to seek waivers, which may not be available or may be subject to conditions.

In the future, we may require capital to fund acquisitions or to improve or support our ongoing operations and debt structure, particularly in light of economic conditions resulting from the ongoing COVID-19 pandemic. We may from time to time seek to raise additional capital through equity or debt offerings, selling vessels or other assets, pursuing strategic opportunities, or otherwise. We may also from time to time seek to incur additional debt financing from private or public sector sources, refinance our indebtedness or obtain waivers or modifications to our credit agreements to obtain more favorable terms, enhance flexibility in conducting our business, or otherwise. We may also seek to manage our interest rate exposure through hedging transactions. We may seek to accomplish any of these independently or in conjunction with one or more of these actions. However, if market conditions are unfavorable, we may be unable to accomplish any of the foregoing on acceptable terms or at all.

We entered into the $450 Million Credit Facility on August 3, 2021. Proceeds from the $450 Million Credit Facility were used to refinance our $495 Million Credit Facility and our $133 Million Credit Facility on August 31, 2021. Refer to Note 7 — Debt in our Consolidated Financial Statements for further details regarding the terms of the $450 Million Credit Facility, which information is incorporated herein by reference.

On November 8, 2022, we entered into an agreement with the lenders under the $450 Million Credit Facility to extend the 360-day period for which we may set aside net proceeds from the sale of the Genco Provence to finance a qualifying replacement vessel until October 28, 2023. Refer to Note 7 — Debt.

As of December 31, 2022, we were in compliance with all financial covenants under the $450 Million Credit facility.

Dividends

We disclosed on April 19, 2021 that, on management's recommendation, our Board of Directors adopted a new quarterly dividend policy for dividends payable which commenced in the first quarter of 2022 in respect of our financial results for the fourth quarter of 2021. Under the new quarterly dividend policy, the amount available for quarterly dividends is to be calculated based on the following formula:

Operating cash flow
Less: Debt repayments
Less: Capital expenditures for drydocking
Less: Reserve
Cash flow distributable as dividends

The amount of dividends payable under the foregoing formula for each quarter of the year will be determined on a quarterly basis.

For purposes of the foregoing calculation, operating cash flow is defined as voyage revenue less voyage expenses, charter hire expenses, vessel operating expenses, general and administrative expenses other than non-cash restricted stock expenses, technical management fees, and interest expense other than non-cash deferred financing costs. Anticipated uses for the reserve include, but are not limited to, vessel acquisitions, debt repayments, and general corporate purposes. In order to set aside funds for these purposes, the reserve will be set on a quarterly basis in the discretion of our Board and is anticipated to be based on future quarterly debt repayments and interest expense.

On February 22, 2023, our Board declared a quarterly dividend of $0.50 per share. Our quarterly dividend policy and declaration and payment of dividends are subject to legally available funds, compliance with applicable law and contractual obligations (including our credit facility) and our Board's determination that each declaration and payment is at that time in the best interests of the Company and its shareholders after its review of our financial performance.

In connection with our new dividend policy, we have paid down additional indebtedness under our credit facilities and utilized the $450 Million Credit Facility to refinance our two prior credit facilities as noted above.

The declaration and payment of any dividend or any stock repurchase is subject to the discretion of our Board of Directors. Our Board of Directors and management continue to closely monitor market developments together with the evaluation of our quarterly dividend policy in the current market environment. The principal business factors that our Board of Directors expects to consider when determining the timing and amount of dividend payments or stock repurchases include our earnings, financial condition, and cash requirements at the time. Marshall Islands law generally prohibits the declaration and payment of dividends or stock repurchases other than from surplus. Marshall Islands law also prohibits the declaration and payment of dividends or stock repurchases while a company is insolvent or would be rendered insolvent by the payment of such a dividend or such a stock repurchase. Heightened economic uncertainty and the potential for renewed drybulk market weakness as a result of the COVID-19 pandemic or the war in Ukraine and related economic conditions may result in our suspension, reduction, or termination of future quarterly dividends.

U.S. Federal Income Tax Treatment of Dividends

U.S. Holders

For purposes of this discussion, the term "U.S. Holder" means a beneficial owner of our common stock that is, for U.S. federal income tax purposes, (i) an individual U.S. citizen or resident, (ii) a corporation that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia, or any other U.S. entity taxable as a corporation, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if either (x) a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (y) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person. If a partnership, or an entity treated for U.S. federal income tax purposes as a partnership, such as a limited liability company, holds common stock, the tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. If you are a partner in such a partnership holding our common stock, you are encouraged to consult your tax advisor. A beneficial owner of our common stock (other than a partnership) that is not a U.S. Holder is referred to below as a "Non-U.S. Holder."

Subject to the discussion of passive foreign investment company (PFIC) status on pages 35 - 36 of the Form 10-K, any distributions made by us to a U.S. Holder with respect to our common shares generally will constitute dividends to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of those earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in our common shares (determined on a share-by-share basis), and thereafter as capital gain. U.S. Holders that own at least 10% of our shares may be able to claim a dividends-received-deduction and should consult their tax advisors.

Dividends paid on our common shares to a U.S. Holder who is an individual, trust or estate, or a "non-corporate U.S. Holder," will generally be treated as "qualified dividend income" that is taxable to such non-corporate U.S. Holder at preferential tax rates, provided that (1) our common shares are readily tradable on an established securities market in the United States (such as the NYSE, on which our common shares are traded); (2) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we have been, are, or will be); (3) the non-corporate U.S. Holder's holding period of our common shares includes more than 60 days in the 121-day period beginning 60 days before the date on which our common shares becomes ex-dividend; and (4) the non-corporate U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. A non-corporate U.S. Holder will be able to take qualified dividend income into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case, the dividend will be taxed at ordinary income rates. Non-corporate U.S. Holders also may be required to pay a 3.8% surtax on all or part of such holder's "net investment income," which includes, among other items, dividends on our shares, subject to certain limitations and exceptions. Investors are encouraged to consult their own tax advisors regarding the effect, if any, of this surtax on their ownership of our shares.

Amounts taxable as dividends generally will be treated as passive income from sources outside the U.S. However, if (a) we are 50% or more owned, by vote or value, by U.S. Holders and (b) at least 10% of our earnings and profits are attributable to sources within the U.S., then for foreign tax credit purposes, a portion of our dividends would be treated as derived from sources within the U.S. With respect to any dividend paid for any taxable year, the U.S. source ratio of our dividends for foreign tax credit purposes would be equal to the portion of our earnings and profits from sources within the U.S. for such taxable year divided by the total amount of our earnings and profits for such taxable year. The rules related to U.S. foreign tax credits are complex and U.S. Holders should consult their tax advisors to determine whether and to what extent a credit would be available.

Special rules may apply to any "extraordinary dividend" — generally, a dividend in an amount which is equal to or in excess of 10% of a shareholder's adjusted basis (or fair market value in certain circumstances) in a share of our common shares — paid by us. If we pay an "extraordinary dividend" on our common shares that is treated as "qualified dividend income", then any loss derived by a non-corporate U.S. Holder from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.

Tax Consequences if We Are a Passive Foreign Investment Company

As discussed in "U.S. tax authorities could treat us as a 'passive foreign investment company,' which could have adverse U.S. federal income tax consequences to U.S. shareholders" in Item 1.A Risk Factors in this report, a foreign corporation generally will be treated as a PFIC for U.S. federal income tax purposes if, after applying certain look through rules, either (1) at least 75% of its gross income for any taxable year consists of "passive income" or (2) at least 50% of the average value or adjusted bases of its assets (determined on a quarterly basis) produce or are held for the production of passive income, i.e., "passive assets." As discussed above, we do not believe that our past or existing operations would cause, or would have caused, us to be deemed a PFIC with respect to any taxable year. No assurance can be given that the IRS or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, there can be no assurance that we will not become a PFIC in any future taxable year because the PFIC test is an annual test, there are uncertainties in the application of the PFIC rules, and although we intend to manage our business so as to avoid PFIC status to the extent consistent with our other business goals, there could be changes in the nature and extent of our operations in future taxable years.

If we were to be treated as a PFIC for any taxable year in which a U.S. Holder owns shares of our common stock (and regardless of whether we remain a PFIC for subsequent taxable years), the tax consequences to such a U.S. holder upon the receipt of distributions in respect of such shares that are treated as "excess distributions" would differ from those described above. In general, an excess distribution is the amount of distributions received during a taxable year that exceed 125% of the average amount of distributions received by a U.S. Holder in respect of the common shares during the preceding three taxable years, or if shorter, during the U.S. Holder's holding period prior to the taxable year of the distribution. The distributions that are excess distributions would be allocated ratably over the U.S. Holder's holding period for the common shares. The amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income. The amount allocated to each of the other taxable years would be subject to tax at the highest marginal rate in effect for the U.S. Holder for that taxable year, and an interest charge for the deemed deferral benefit would be imposed on the resulting tax allocated to such other taxable years. The tax liability with respect to the amount allocated to taxable years prior to the year of the distribution cannot be offset by net operating losses. As an alternative to such tax treatment, a U.S. Holder may make a "qualified electing fund" election or "mark to market" election, to the extent available, in which event different rules would apply. The U.S. federal income tax consequences to a U.S. Holder if we were to be classified as a PFIC are complex. A U.S. Holder should consult with his or her own advisor with regard to those consequences, as well as with regard to whether he or she is eligible to and should make either of the elections described above.

Non-U.S. Holders

Non-U.S. Holders generally will not be subject to U.S. federal income tax on dividends received from us on our common shares unless the income is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States ("effectively connected income") (and, if an applicable income tax treaty so provides, the dividends are attributable to a permanent establishment maintained by the Non-U.S. Holder in the U.S.). Effectively connected income (or, if an income tax treaty applies, income attributable to a permanent establishment maintained in the U.S.) generally will be subject to regular U.S. federal income tax in the same manner discussed above relating to taxation of U.S. Holders. In addition, earnings and profits of a corporate Non-U.S. Holder that are attributable to such income, as determined after allowance for certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty. Non-U.S. Holders may be subject to tax in jurisdictions other than the United States on dividends received from us on our common shares.

Dividends paid on our common shares to a non-corporate U.S. Holder may be subject to U.S. federal backup withholding tax if the non-corporate U.S. Holder:

- fails to provide us with an accurate taxpayer identification number;
- is notified by the IRS that they have become subject to backup withholding because they previously failed to report all interest and dividends required to be shown on their federal income tax returns; or
- fails to comply with applicable certification requirements

A holder that is not a U.S. Holder or a partnership may be subject to U.S. federal backup withholding with respect to such dividends unless the holder certifies that it is a non-U.S. person, under penalties of perjury, or otherwise establishes an exemption therefrom. Backup withholding tax is not an additional tax. Holders generally may obtain a refund of any amounts withheld under backup withholding rules that exceed their income tax liability by timely filing a refund claim with the IRS.

You are encouraged to consult your own tax advisor concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local, or foreign law from the payment of dividends on our common stock.

Cash Flows

Net cash provided by operating activities for the years ended December 31, 2022 and 2021 was $189.3 million and $231.1 million, respectively. This decrease in cash provided by operating activities was primarily due to lower revenue earned by our major bulk vessels partially offset by higher rates achieved by our minor bulk vessels, changes in working capital, as well as an increase in drydocking costs incurred. These decreases in cash provided by operating activities were partially offset by lower interest expense.

Net cash used in investing activities during the years ended December 31, 2022 and 2021 was $55.0 million and $67.6 million, respectively. The decrease was primarily due to a $63.2 million decrease in the purchase of vessels. The purchase of vessels during 2022 is primarily a result of the delivery of two Ultramax vessels that were delivered during the first quarter of 2022, as well as fuel efficiency upgrade vessel asset additions for certain vessels in our fleet. The purchase of vessels during 2021 primarily included the purchase price of four Ultramax vessels which delivered during the third quarter of 2021, as well as deposits made for the two aforementioned Ultramax vessels that delivered during the first quarter of 2022. This decrease was partially offset by a $49.5 million decrease in net proceeds from the sale of vessels as there were no vessels sold during 2022.

Net cash used in financing activities during the years ended December 31, 2022 and 2021 was $190.7 million and $222.7 million, respectively. The decrease was primarily due to the refinancing of our prior credit facilities with the $450 Million Credit Facility on August 31, 2021. During 2022, the decrease in total net cash used in financing activities related to our credit facilities was $128.2 million as compared to 2021. Additionally, there was a $6.0 million decrease in deferred financing costs paid in relation to the $450 Million Credit Facility during 2022 as compared to 2021. These decreases were partially offset by a $102.3 million increase in the payment of dividends during 2022 as compared to 2021.

Credit Facilities

On August 3, 2021, we entered into the $450 Million Credit Facility, which we used to refinance the existing debt outstanding under the $495 Million Credit Facility and the $133 Million Credit Facility as of August 31, 2021. Refer to Note 7 — Debt of our Consolidated Financial Statements for further details.

Interest Rate Swap Agreements, Forward Freight Agreements and Currency Swap Agreements

At December 31, 2022, we had three interest rate cap agreements to manage interest costs and the risk associated with changing interest rates. Such agreements cap the borrowing rate on our variable debt to provide a hedge against the risk of rising rates. At December 31, 2022, the total notional principal amount of the interest rate cap agreements was $200.0 million.

Refer to the table in Note 8 — Derivative instruments of our Consolidated Financial Statements which summarizes the interest rate cap agreements in place as of December 31, 2022.

As part of our business strategy, we may enter into interest rate swap agreements to manage interest costs and the risk associated with changing interest rates. In determining the fair value of interest rate derivatives, we consider the creditworthiness of both the counterparty and ourselves, which has not changed significantly and has no effect on the valuation. Valuations prior to any adjustments for credit risk would be validated by comparison with counterparty valuations. Amounts would not and should not be identical due to the different modeling assumptions. Any material differences would be investigated.

As part of our business strategy, we may also enter into arrangements commonly known as forward freight agreements, or FFAs, to hedge and manage our exposure to the charter market risks relating to the deployment of our vessels. Generally, these arrangements would bind us and each counterparty in the arrangement to buy or sell a specified tonnage freighting commitment "forward" at an agreed time and price and for a particular route. Upon settlement, if the contracted charter rate is less than the average of the rates (as reported by an identified index) for the specified route and period, the seller of the FFA is required to pay the buyer an amount equal to the difference between the contracted rate and the settlement rate multiplied by the number of days in the specific period. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. Although FFAs can be entered into for a variety of purposes, including for hedging, as an option, for trading or for arbitrage, if we decided to enter into FFAs, our objective would be to hedge and manage market risks as part of our commercial management. It is not currently our intention to enter into FFAs to generate a stream of income independent of the revenues we derive from the operation of our fleet of vessels. If we determine to enter into FFAs, we may reduce our exposure to any declines in our results from operations due to weak market conditions or downturns, but may also limit our ability to benefit economically during periods of strong demand in the market. We have not entered into any FFAs as of December 31, 2022 and 2021.

Interest Rates

The effective interest rate for the years ended December 31, 2022 and 2021 include interest rates associated with the interest expense for our various credit facilities including the following: the $450 Million Credit Facility, as well as the $133 Million Credit Facility and the $495 Million Credit Facility (until these facilities were refinanced with the $450 Million Credit Facility on August 31, 2021).

The effective interest rate for the aforementioned credit facilities, including the cost associated with unused commitment fees, if applicable, was 4.63% and 3.22% during 2022 and 2021, respectively. The interest rate on the debt, excluding unused commitment fees, ranged from 2.26% to 6.54% and 2.24% to 3.48% during 2022 and 2021, respectively.

Capital Expenditures

We make capital expenditures from time to time in connection with our vessel acquisitions. Our fleet currently consists of 44 drybulk vessels, including 17 Capesize drybulk carriers, 15 Ultramax drybulk carriers and twelve Supramax drybulk carriers.

As previously announced, we have implemented a fuel efficiency upgrade program for certain of our vessels in an effort to generate fuel savings and increase the future earnings potential for these vessels. The upgrades have been successfully installed during previous drydockings.

Under U.S. Federal law and 33 CFR, Part 151, Subpart D, U.S. approved BWTS will be required to be installed in all vessels at the first out of water drydocking after January 1, 2016 if these vessels are to discharge ballast water inside 12 nautical miles of the coast of the U.S. U.S. authorities did not approve ballast water treatment systems until December 2016. Therefore, the U.S. Coast Guard ("USCG") has granted us extensions for our vessels with 2016 drydocking deadlines until January 1, 2018; however, an alternative management system ("AMS") may be installed in lieu. For example, in February 2015, the USCG added Bawat to the list of ballast water treatment systems that received AMS acceptance. An AMS is valid for five years from the date of required compliance with ballast water discharge standards, by which time it must be replaced by an approved system unless the AMS itself achieves approval. Furthermore, we received extensions for vessels drydocking in 2016 that allowed for further extensions to the vessels' next scheduled drydockings in year 2021 and 2022. Additionally, for our vessels that were scheduled to drydock in 2017 and 2018, the USCG has granted an extension that enables us to defer installation to the next scheduled out of water drydocking. Any newbuilding vessels that we acquire will have a USCG approved system or at least an AMS installed when the vessel is being built.

In addition, on September 8, 2016, the Ballast Water Management ("BWM") Convention was ratified and had an original effective date of September 8, 2017. However, on July 7, 2017, the effective date of the BWM Convention was extended two years to September 8, 2019 for existing ships. This requires vessels to have a BWTS installed to coincide with the vessels' next International Oil Pollution Prevention Certificate ("IOPP") renewal survey after September 8, 2019. In order for a vessel to trade in U.S. waters, it must be compliant with the installation date as required by the USCG as outlined above.

Furthermore, under our comprehensive IMO 2023 compliance plan, we intend to install energy saving devices and apply high performance paint systems in order to reduce fuel consumption and emissions among other key initiatives, on select vessels. We plan to undertake most, if not all, of these initiatives while our vessels undergo their regularly scheduled drydocking. These estimated expenditures are included in the table below.

During the second half of 2018, we entered into agreements for the purchase of BWTS for 36 of our vessels. During 2022, we completed the installation of BWTS on nine of our vessels. Additionally, during 2020 and 2019, we completed the installation of BWTS on nine and 17 of our vessels, respectively. There were no BWTS installations completed during 2021. Eleven of these vessels have since been sold. We anticipate that we will complete the installation of BWTS on one remaining vessel during the first quarter of 2023. We intend to fund the remaining BWTS purchase price and installation fees using cash on hand.

Under maritime regulations that went into effect January 1, 2020, our vessels were required to reduce sulfur emissions, for which the principal solutions are the use of scrubbers or buying fuel with low sulfur content. We have completed the installation of scrubbers on our 17 Capesize vessels, 16 of which were completed as of December 31, 2019 and the last one of which was completed on January 17, 2020. The remainder of our vessels are consuming VLSFO. The costs for the scrubber equipment and installation was capitalized and depreciated over the remainder of the life of the vessel. This does not include any lost revenue associated with offhire days due to the installation of the scrubbers.

In addition to acquisitions that we may undertake in future periods, we will incur additional expenditures due to special surveys and drydockings for our fleet. Furthermore, we plan to upgrade a portion of our fleet with energy saving devices and apply high performance paint systems in order to reduce fuel consumption and emissions.

We estimate our capitalized drydocking costs, including capitalized costs incurred during drydocking related to vessel assets and vessel equipment, BWTS costs, fuel efficiency upgrades and scheduled off-hire days for our fleet through 2024 to be:

Year	Estimated Drydocking Costs	Estimated BWTS Costs	Estimated Fuel Efficiency Upgrade Costs	Estimated Off-hire Days
	(U.S. dollars in millions)			
2023	$ 8.5	$ 0.2	$ 3.4	204
2024	$ 19.4	$ —	$ 4.0	385

The costs reflected are estimates based on drydocking our vessels in China. Actual costs will vary based on various factors, including where the drydockings are actually performed. We expect to fund these costs with cash on hand. These costs do not include drydock expense items that are reflected in vessel operating expenses.

Actual length of drydocking will vary based on the condition of the vessel, yard schedules and other factors. Higher repairs and maintenance expenses during drydocking for vessels which are over 15 years old typically result in a higher number of off-hire days depending on the condition of the vessel.

During 2022 and 2021, we incurred a total of $25.8 million and $4.9 million of drydocking costs, respectively, excluding costs incurred during drydocking that were capitalized to vessel assets or vessel equipment.

We completed the drydockings for 13 of our vessels, of which three began during the further quarter of 2021 and did not complete until the first quarter of 2022. One of our vessels completed part of its drydocking during 2022 and is not expected to complete the entire drydocking requirements until the first quarter of 2023. In addition to this one vessel, we estimate that four of our vessels will be drydocked during 2023 and 13 of our vessels will be drydocked during 2024.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The discussion and analysis of our financial condition and results of operations is based upon our Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of those financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions.

Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies, because they generally involve a comparatively higher degree of judgment in their application. For an additional description of our significant accounting policies, see Note 2 to our Consolidated Financial Statements included in this report.

<u>Vessels and Depreciation</u>

We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our drybulk vessels on a straight-line basis over their estimated useful lives, estimated to be 25 years from the date of initial delivery from the shipyard. Depreciation is based on cost less the estimated residual scrap value of $400/lwt based on the 15-year average scrap value of steel. Effective January 1, 2022, we increased the estimated scrap value of the vessels from $310 per lwt to $400 per lwt prospectively based on the 15-year average scrap value of steel. This change resulted in a decrease in the annual depreciation charge over the remaining useful life of the vessels. Similarly, an increase in the useful life of a drybulk vessel would also decrease the annual depreciation charge. Comparatively, a decrease in the useful life of a drybulk vessel or in its residual value would have the effect of increasing the annual depreciation charge. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, we will adjust the vessel's useful life to end at the date such regulations preclude such vessel's further commercial use.

The carrying value of each of our vessels does not represent the fair market value of such vessel or the amount we could obtain if we were to sell any of our vessels, which could be more or less. Under U.S. GAAP, we would not record a loss if the fair market value of a vessel (excluding its charter) is below our carrying value unless and until we determine to sell that vessel or the vessel is impaired as discussed below under the heading "Impairment of long-lived assets."

There were no impairment losses during the years ended December 31, 2022 and 2021.

Under our credit facility, we regularly submit to the lenders valuations of our vessels on an individual charter free basis in order to evidence our compliance with the collateral maintenance covenants under our bank credit facility. Such a valuation is not necessarily the same as the amount any vessel may bring upon sale, which may be more or less, and should not be relied upon as such. We were in compliance with the collateral maintenance covenant under our $450 Million Credit Facility as of December 31, 2022. Refer to Note 7 — Debt in our Consolidated Financial Statements for additional information. We obtained valuations for all of the vessels in our fleet pursuant to the terms of the $450 Million Credit Facility. In the chart below, we list each of our vessels, the year it was built, the year we acquired it, and its carrying value as of December 31, 2022 and 2021. Vessels have been grouped according to their collateralized status as of December 31, 2022 and does not include any vessels held for sale or held for exchange.

As of December 31, 2022, the vessel valuations of all of our vessels for covenant compliance purposes under our credit facility as of the most recent compliance testing date were higher than their carrying values as December 31, 2022, with the exception of 16 of our Capesize vessels and one of our Ultramax vessels. As of December 31, 2021, the vessel valuations of all of our vessels for covenant compliance purposes under our credit facility as of the most recent compliance testing date were higher than their carrying values at December 31, 2021, with the exception of eleven of our Capesize vessels.

The amount by which the carrying value at December 31, 2022 of 16 of our Capesize vessels and one of our Ultramax vessels exceeded the valuation of such vessels for covenant compliances ranged, on an individual vessel basis, from $0.1 million to $11.9 million per vessel, and $130.0 million on an aggregate fleet basis. Comparatively, the amount by which the carrying value at December 31, 2021 of eleven of our Capesize vessels exceeded the valuation of such vessels for covenant compliances ranged, on an individual vessel basis, from $4.3 million to $7.0 million per vessel, and $62.7 million on an aggregate fleet basis. The average amount by which the carrying value of these vessels exceeded the valuation of such vessels for covenant compliance purposes was $7.6 million and $5.7 million as of December 31, 2022 and 2021, respectively. However, neither such valuation nor the carrying value in the table below reflects the value of long-term time charters, if any, related to some of our vessels.

Vessels	Year Built	Year Acquired	Carrying Value (U.S. dollars in thousands) as of December 31, 2022	Carrying Value (U.S. dollars in thousands) as of December 31, 2021
$450 Million Credit Facility				
Genco Commodus	2009	2009	$ 33,227	$ 35,200
Genco Maximus	2009	2009	33,275	35,215
Genco Claudius	2010	2009	34,850	36,872
Baltic Bear	2010	2010	34,682	36,666
Baltic Wolf	2010	2010	35,004	36,948
Genco Lion	2009	2013	29,853	29,971
Genco Tiger	2010	2013	28,207	28,658
Baltic Scorpion	2015	2015	22,448	23,456
Baltic Mantis	2015	2015	22,689	23,701
Genco Hunter	2007	2007	7,769	7,788
Genco Warrior	2005	2007	6,501	6,909
Genco Aquitaine	2009	2010	8,254	8,588
Genco Ardennes	2009	2010	8,258	8,591
Genco Auvergne	2009	2010	8,270	8,597
Genco Bourgogne	2010	2010	8,943	9,299
Genco Brittany	2010	2010	8,931	9,303
Genco Languedoc	2010	2010	8,932	9,304
Genco Picardy	2005	2010	6,899	7,347
Genco Pyrenees	2010	2010	8,979	9,311
Genco Rhone	2011	2011	10,203	10,512
Genco Constantine	2008	2008	31,638	32,152
Genco Augustus	2007	2007	29,321	30,822
Genco London	2007	2007	29,181	29,708
Genco Titus	2007	2007	29,823	30,503
Genco Tiberius	2007	2007	29,455	30,161
Genco Hadrian	2008	2008	31,623	32,570
Genco Predator	2005	2007	6,816	7,266
Baltic Hornet	2014	2014	21,058	22,022
Baltic Wasp	2015	2015	21,300	22,275
Genco Endeavour	2015	2018	40,498	42,207
Genco Resolute	2015	2018	40,852	42,507
Genco Columbia	2016	2018	23,480	24,484
Genco Weatherly	2014	2018	18,939	19,806
Genco Liberty	2016	2018	43,942	45,760
Genco Defender	2016	2018	43,964	45,792
Genco Magic	2014	2020	13,872	14,381
Genco Vigilant	2015	2021	14,901	15,476
Genco Freedom	2015	2021	14,996	15,577
Genco Enterprise	2016	2021	19,806	20,591
TOTAL			$ 871,639	$ 906,296
Unencumbered				
Genco Madeleine	2014	2021	22,253	23,266
Genco Constellation	2017	2021	24,897	25,574
Genco Mayflower	2017	2021	25,328	26,005
Genco Laddey	2022	2022	29,326	—
Genco Mary	2022	2022	29,367	—
			$ 131,171	$ 74,845
Consolidated Total			$ 1,002,810	$ 981,141

If we were to sell a vessel or hold a vessel for sale, and the carrying value of the vessel were to exceed its fair market value, net of commission, we would record a loss in the amount of the difference. Refer to Note 2 — Summary of Significant Accounting Policies and Note 4 — Vessel Acquisitions and Dispositions in our Consolidated Financial Statements for information regarding the sale of vessel assets.

Deferred drydocking costs

Our vessels are required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are operating. We defer the costs associated with drydockings as they occur and amortize these costs on a straight-line basis over the period between drydockings. Deferred drydocking costs include actual costs incurred at the drydock yard; cost of travel, lodging and subsistence of our personnel sent to the drydocking site to supervise; and the cost of hiring a third party to oversee the drydocking. We believe that these criteria are consistent with U.S. GAAP guidelines and industry practice and that our policy of deferral reflects the economics and market values of the vessels. Costs that are not related to drydocking, including routine maintenance and repairs, are expensed as incurred. If the vessel is drydocked earlier than originally anticipated, any remaining deferred drydock costs that have not been amortized are expensed at the end of the drydock.

Impairment of long-lived assets

We follow the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") subtopic 360-10, "*Property, Plant and Equipment*" ("ASC 360-10") which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. If indicators of impairment are present, we perform an analysis of the anticipated undiscounted future net cash flows to be derived from the related long-lived assets.

Although rates have been strong on a relative basis in 2021 and 2022, the drybulk charter market has been volatile in recent years. Shipping rates for key drybulk routes increased during 2021 after a decline in 2020 which was principally as a result of the global economic slowdown caused by the COVID-19 pandemic. Rates in 2022 continued to exhibit strength, particularly early in the year, before various factors described earlier led to a softening rate environment during the second half of the year.

When indicators of impairment are present and our estimate of future undiscounted cash flows for any vessel is lower than the vessel's carrying value, the carrying value is written down, by recording a charge to operations, to the vessel's fair market value if the fair market value is lower than the vessel's carrying value.

We determined that as of December 31, 2022, the future income streams expected to be earned by such vessels over their remaining operating lives and upon disposal on an undiscounted basis would be sufficient to recover their carrying values. As of December 31, 2022, only the Capesize and certain of the Ultramax vessels had indicators of impairment and the estimated future undiscounted cash flows for those Capesize and Ultramax vessels exceeded each of those vessels' carrying values by a margin of approximately 29% to 116% of the carrying value. Our vessels remain fully utilized and have a relatively long average remaining useful life of approximately 14 years in which to recover sufficient cash flows on an undiscounted basis to recover their carrying values as of December 31, 2022. Management will continue to monitor developments in charter rates in the markets in which it participates with respect to the expectation of future rates over an extended period of time that are utilized in the analyses.

In developing estimates of future undiscounted cash flows, we make assumptions and estimates about the vessels' future performance, with the significant assumptions being related to charter rates, fleet utilization, vessels' operating expenses, vessels' capital expenditures and drydocking requirements, vessels' residual value and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends. Specifically, we utilize the rates currently in effect for the duration of their current time charters or spot market voyage charters, without assuming additional profit sharing. For periods of time where our vessels are not fixed on time charters or spot market voyage charters, we utilize an estimated daily time charter equivalent for our vessels' unfixed days based on the most recent ten year historical one-year time charter average. In addition, we consider the current market rate environment and, if necessary, adjust our estimates of undiscounted cash flows to reflect the current rate environment. It is reasonably possible that the estimate of undiscounted cash flows may change in the future due to changes in current rates which could adversely affect the average rates being utilized and could result in impairment of certain of our older vessels. It is also reasonably possible that vessels that were not subject to impairment testing during 2022 because there was no indicator of impairment could be subject to such testing in the future.

Of the inputs that the Company uses for its impairment analysis, future charter rates are the most significant and most volatile. Based on the sensitivity analysis performed by the Company, the Company would record impairment on its vessels for time charter declines from their most recent ten-year historical one-year time charter averages as follows:

| | Percentage Decline from Ten-Year Historical One-Year Time Charter Average at Which Point Impairment Would be Recorded | |
| | As of December 31, 2022 | As of December 31, 2021 |
Vessel Class		
Capesize	(18.0)%	(21.2)%
Ultramax (1)	(9.5)%	N/A
Supramax (2)	N/A	N/A

(1) There were no indicators of impairment for our Ultramax vessels at December 31, 2021 as the respective fair market values of these vessels were higher than their respective carrying values. As such, these vessels were not subject to impairment testing as of December 31, 2021.
(2) There were no indicators of impairment for our Supramax vessels as of December 31, 2022 and 2021, as the respective fair market values of these vessels were higher than their respective carrying values. As such, these vessels were not subject to impairment testing as of December 31, 2022 and 2021.

For our impairment analysis, we utilize the ten-year historical one-year time charter average, as well as considering the current rate environment, to project future charter rates, which we believe appropriately takes into account the volatility and highs and lows of the shipping cycle.

Our time charter equivalent (TCE) rates for our fiscal years ended December 31, 2022 and 2021, respectively, were above the ten-year historical one-year time charter average as of such dates as follows:

| | TCE Rates as Compared with Ten-Year Historical One-Year Time Charter Average (as percentage above) | |
| | For the Years Ended December 31, | |
Vessel Class	2022	2021
Capesize	37.7 %	74.9 %
Ultramax	104.3 %	88.2 %
Supramax	98.8 %	119.9 %

The projected net operating cash flows are determined by considering the future voyage revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days over the estimated remaining life of the vessel, assumed to be 25 years from the delivery of the vessel from the shipyard, reduced by brokerage and address commissions, expected outflows for vessels' maintenance and vessel operating expenses (including planned drydocking and special survey expenditures) and required capital expenditures adjusted annually for inflation, assuming fleet utilization of 98%. The salvage value used in the impairment test is estimated to be $400 per light weight ton, consistent with our vessels' depreciation policy discussed above.

Although we believe that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long charter rates and vessel values will remain at their currently low levels or whether they will improve by any significant degree. Charter rates may remain at depressed levels for a prolonged period of time, which could adversely affect our revenue and profitability, and future assessments of vessel impairment.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest rate risk

We are exposed to the impact of interest rate changes. Our objective is to manage the impact of interest rate changes on our earnings and cash flow in relation to our borrowings. We held three interest rate cap agreements as of December 31, 2022 to manage future interest costs and the risk associated with changing interest rates. The total notional amount of the caps at December 31, 2022 is $200.0 million and the caps have specified rates and durations. Refer to Note 8 — Derivative Instruments of our Consolidated Financial Statements, which summarizes the interest rate caps in place as of December 31, 2022.

The interest rate cap agreements cap the borrowing rate on our variable debt to provide a hedge against the risk of rising rates.

The total asset associated with the caps at December 31, 2022 is $6.7 million, of which $6.3 million has been classified as a current asset and $0.4 million has been classified as a noncurrent asset on the balance sheet. As of December 31, 2022, the Company has accumulated other comprehensive income ("AOCI") of $6.5 million related to the interest rate cap agreements. At December 31, 2022, $6.1 million of AOCI is expected to be reclassified into income over the next 12 months associated with interest rate derivatives.

We are subject to market risks relating to changes in LIBOR rates because we have significant amounts of floating rate debt outstanding. During the years ended December 31, 2022 and 2021, we were subject to the following interest rates on the outstanding debt under our credit facilities (refer to Note 7 — Debt in our Consolidated Financial Statements for effective dates and termination dates for our credit facilities outlined below):

- $450 Million Credit Facility

  o One-month or three-month LIBOR plus 2.45% beginning August 31, 2021, which was reduced to 2.15% effective November 4, 2021.

- $133 Million Credit Facility

  o $108 Million Tranche — one-month LIBOR plus 2.50% until August 31, 2021, when this facility was refinanced with the $450 Million Credit Facility.

  o $25 Million Tranche — one-month LIBOR plus 3.0% effective June 15, 2020 when the initial draw down on this facility was made until March 31, 2021, when this tranche was paid down.

- $495 Million Credit Facility

  o $460 Million Tranche – one-month or three-month LIBOR plus 3.25% effective until August 31, 2021, when this facility was refinanced with the $450 Million Credit Facility.

o $35 Million Tranche – one-month LIBOR plus 2.50% effective August 28, 2019 when the initial draw down on this tranche of this facility was made until June 7, 2021, when this tranche was paid down.

A 1% increase in LIBOR would have resulted in an increase of $2.0 million in interest expense for the year ended December 31, 2022.

From time to time, the Company may consider derivative financial instruments such as swaps and caps or other means to protect itself against interest rate fluctuations.

Derivative financial instruments

As part of our business strategy, we may enter into interest rate swap agreements or interest rate cap agreements to manage interest costs and the risk associated with changing interest rates. As of December 31, 2022, we held three interest rate cap agreements to manage interest costs and the risk associated with changing interest rates. The total notional amount of the caps at December 31, 2022 is $200.0 million and the caps have specified rates and durations. Refer to Note 8 — Derivative Instruments of our Consolidated Financial Statements which summarizes the interest rate caps in place as of December 31, 2022.

The three interest rate cap agreements were initially designated and qualified as cash flow hedges. The premium paid is recognized in income on a rational basis, and all changes in the value of the caps are deferred in AOCI and are subsequently reclassified into Interest expense in the period when the hedged interest affects earnings.

During the second quarter of 2022, based on the total outstanding debt under the $450 Million Credit Facility being below the total notional amount of the interest rate cap agreements, a portion of one of the interest rate cap agreements was dedesignated as a cash flow hedge. Subsequent gains and losses resulting from valuation adjustments on the dedesignated portion of the cap are recorded within interest expense. As the forecasted interest payments hedged are not remote of occurring, the amounts in AOCI as of the date of dedesignation will be released over the remaining original hedge period.

Refer to the "Interest rate risk" section above for further information regarding interest rate swap agreements.

We have entered into bunker swap and forward fuel purchase agreements with the objective of reducing the risk of the effect of changing fuel prices. Our bunker swap and forward fuel purchase agreements do not qualify for hedge accounting treatment; therefore, any unrealized or realized gains or losses are recognized as other income (expense). Refer to the "Bunker swap and forward fuel purchase agreements" section of Note 2 — Summary of Significant Accounting Policies for further information.

Currency and exchange rate risk

The majority of transactions in the international shipping industry are denominated in U.S. Dollars. Virtually all of our revenues and most of our operating costs are in U.S. Dollars. We incur certain operating expenses in currencies other than the U.S. Dollar, and the foreign exchange risk associated with these operating expenses is immaterial.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of
Genco Shipping & Trading Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Genco Shipping & Trading Limited and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2023, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment of Vessel Assets – Future Charter Rates – Refer to Note 2 of the consolidated financial statements

Critical Audit Matter Description

The Company's evaluation of vessel assets for impairment involves an initial assessment of each vessel asset to determine whether events or changes in circumstances exist that may indicate that the carrying amount of the vessel asset may no longer be recoverable.

If indicators of impairment exist for a vessel asset, the Company determines the recoverable amount by estimating the undiscounted future cash flows associated with the vessel. If the Company's estimate of undiscounted future cash flows for any vessel asset for which indicators of impairment exist is lower than the vessel asset's carrying value, and the vessel's carrying value is greater than its fair market value, the carrying value is written down, by recording a charge to operations, to the vessel asset's fair market value. The Company makes significant assumptions and judgments to determine the undiscounted future cash flows expected to be generated over the remaining useful life of the asset, including estimates and assumptions related to the future charter rates, fleet utilization, vessel operating expenses, vessel capital expenditures and drydocking requirements, vessel residual value and the estimated remaining useful life of each vessel. Projected future charter rates are the most significant and volatile assumption that the Company uses for its impairment analysis. Total vessel assets as of December 31, 2022, were $1,002.8 million, with no impairment losses recorded during the year ended December 31, 2022.

We identified future charter rates used in the undiscounted future cash flows analysis as a critical audit matter because of the complex judgments made by management to estimate future charter rates and the significant impact they have on undiscounted cash flows expected to be generated over the remaining useful life of the vessel. This required a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of management's estimate of future charter rates.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the future charter rates utilized in the undiscounted future cash flows included the following, among others:

- We tested the effectiveness of controls over management's review of the impairment analysis, including the future charter rates used within the undiscounted future cash flows analysis.

- We evaluated the reasonableness of the Company's estimate of future charter rates through the performance of the following procedures:

  o Evaluated the Company's methodology for estimating the future charter rates which reflect the rates currently in effect for the duration of their current charters, without assuming additional profit sharing. For periods of time where the vessels are not fixed on time charters or spot market voyage charters, the Company estimates the future daily time charter equivalent for the vessels' unfixed days based on the most recent ten-year historical one-year time charter average for the vessel class, as well as also considering the current rate environment, to project future charter rates.

  o Compared the future charter rates utilized in the undiscounted future cash flow analysis to 1) the Company's historical rates, 2) historical rate information by vessel class published by third parties and 3) other external market sources, including analysts' reports and freight forward agreement curves.

  o Obtained from the Company's management the assumptions used in the future charter rates and considered the consistency of the assumptions used with evidence obtained in other areas of the audit. This included 1) internal communications by management to the board of directors and 2) external communications by management to analysts and investors.

/s/ Deloitte & Touche LLP

New York, New York
February 22, 2023
We have served as the Company's auditor since 2005.

Genco Shipping & Trading Limited
Consolidated Balance Sheets as of December 31, 2022 and 2021
(U.S. Dollars in thousands, except for share and per share data)

	December 31, 2022	December 31, 2021
Assets		
Current assets:		
Cash and cash equivalents	$ 58,142	$ 114,573
Restricted cash	5,643	5,643
Due from charterers, net of a reserve of $2,141 and $1,403, respectively	25,333	20,116
Prepaid expenses and other current assets	8,399	9,935
Inventories	21,601	24,563
Fair value of derivative instruments	6,312	—
Total current assets	125,430	174,830
Noncurrent assets:		
Vessels, net of accumulated depreciation of $303,098 and $253,005, respectively	1,002,810	981,141
Deposits on vessels	—	18,543
Deferred drydock, net of accumulated amortization of $15,456 and $12,879 respectively	32,254	14,275
Fixed assets, net of accumulated depreciation and amortization of $6,254 and $3,984, respectively	8,556	7,237
Operating lease right-of-use assets	4,078	5,495
Restricted cash	315	315
Fair value of derivative instruments	423	1,166
Total noncurrent assets	1,048,436	1,028,172
Total assets	$ 1,173,866	$ 1,203,002
Liabilities and Equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 29,475	$ 29,956
Deferred revenue	4,958	10,081
Current operating lease liabilities	2,107	1,858
Total current liabilities:	36,540	41,895
Noncurrent liabilities:		
Long-term operating lease liabilities	4,096	6,203
Long-term debt, net of deferred financing costs of $6,079 and $7,771, respectively	164,921	238,229
Total noncurrent liabilities	169,017	244,432
Total liabilities	205,557	286,327
Commitments and contingencies (Note 15)		
Equity:		
Common stock, par value $0.01; 500,000,000 shares authorized; 42,327,181 and 41,924,597 shares issued and outstanding as of December 31, 2022 and December 31, 2021, respectively	423	419
Additional paid-in capital	1,588,777	1,702,166
Accumulated other comprehensive income	6,480	825
Accumulated deficit	(628,247)	(786,823)
Total Genco Shipping & Trading Limited shareholders' equity	967,433	916,587
Noncontrolling interest	876	88
Total equity	968,309	916,675
Total liabilities and equity	$ 1,173,866	$ 1,203,002

See accompanying notes to consolidated financial statements.

Genco Shipping & Trading Limited

Consolidated Statements of Operations for the Years Ended December 31, 2022, 2021 and 2020
(U.S. Dollars in Thousands, Except for Earnings Per Share and Share Data)

	For the Years Ended December 31,		
	2022	2021	2020
Revenues:			
Voyage revenues	$ 536,934	$ 547,129	$ 355,560
Total revenues	536,934	547,129	355,560
Operating expenses:			
Voyage expenses	153,889	146,182	156,985
Vessel operating expenses	99,469	82,089	87,420
Charter hire expenses	27,130	36,370	10,307
General and administrative expenses (inclusive of nonvested stock amortization expense of $3,242, $2,267 and $2,026, respectively)	25,708	24,454	21,266
Technical management fees	3,310	5,612	6,961
Depreciation and amortization	60,190	56,231	65,168
Impairment of vessel assets	—	—	208,935
(Gain) loss on sale of vessels	—	(4,924)	1,855
Total operating expenses	369,696	346,014	558,897
Operating income (loss)	167,238	201,115	(203,337)
Other income (expense):			
Other income (expense)	178	541	(851)
Interest income	1,042	154	1,028
Interest expense	(9,094)	(15,357)	(22,413)
Loss on debt extinguishment	—	(4,408)	—
Other expense, net	(7,874)	(19,070)	(22,236)
Net income (loss)	159,364	182,045	(225,573)
Less: Net income attributable to noncontrolling interest	788	38	—
Net income (loss) attributable to Genco Shipping & Trading Limited	$ 158,576	$ 182,007	$ (225,573)
Earnings (loss) per share-basic	$ 3.74	$ 4.33	$ (5.38)
Earnings (loss) per share-diluted	$ 3.70	$ 4.27	$ (5.38)
Weighted average common shares outstanding-basic	42,412,722	42,060,996	41,907,597
Weighted average common shares outstanding-diluted	42,915,496	42,588,871	41,907,597

See accompanying notes to consolidated financial statements.

Genco Shipping & Trading Limited
Consolidated Statements of Comprehensive Income (Loss)
For the Years Ended December 31, 2022, 2021 and 2020
(U.S. Dollars in Thousands)

	For the Years Ended December 31,		
	2022	2021	2020
Net income (loss)	$ 159,364	$ 182,045	$ (225,573)
Other comprehensive income	5,655	825	—
Comprehensive income (loss)	$ 165,019	$ 182,870	$ (225,573)
Less: Comprehensive income attributable to noncontrolling interest	788	38	—
Comprehensive income (loss) attributable to Genco Shipping & Trading Limited	$ 164,231	$ 182,832	$ (225,573)

See accompanying notes to consolidated financial statements.

Genco Shipping & Trading Limited
Consolidated Statements of Equity
(U.S. Dollars in Thousands)

	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Genco Shipping & Trading Limited Shareholders' Equity	Noncontrolling Interest	Total Equity
Balance — January 1, 2020	$ 417	$ 1,721,268	$ —	$ (743,257)	$ 978,428	$ —	$ 978,428
Net loss				(225,573)	(225,573)		(225,573)
Issuance of shares due to vesting of RSUs	1	(1)			—		—
Cash dividends declared ($0.235 per share)		(9,887)			(9,887)		(9,887)
Nonvested stock amortization		2,026			2,026		2,026
Balance — December 31, 2020	$ 418	$ 1,713,406	$ —	$ (968,830)	$ 744,994	$ —	$ 744,994
Net income				182,007	182,007	38	182,045
Other comprehensive income			825		825		825
Issuance of shares due to vesting of RSUs and exercise of stock options	1	(1)			—		—
Cash dividends declared ($0.32 per share)		(13,506)			(13,506)		(13,506)
Nonvested stock amortization		2,267			2,267		2,267
Non-controlling interest initial investment					—	50	50
Balance — December 31, 2021	$ 419	$ 1,702,166	$ 825	$ (786,823)	$ 916,587	$ 88	$ 916,675
Net income				158,576	158,576	788	159,364
Other comprehensive income			5,655		5,655		5,655
Issuance of shares due to vesting of RSUs and exercise of options	4	(4)			—		—
Cash dividends declared ($2.74 per share)		(116,627)			(116,627)		(116,627)
Nonvested stock amortization		3,242			3,242		3,242
Balance — December 31, 2022	$ 423	$ 1,588,777	$ 6,480	$ (628,247)	$ 967,433	$ 876	$ 968,309

See accompanying notes to consolidated financial statements.

Genco Shipping & Trading Limited
Consolidated Statements of Cash Flows
(U.S. Dollars in Thousands)

	For the Years Ended December 31,		
	2022	2021	2020
Cash flows from operating activities:			
Net income (loss)	$ 159,364	$ 182,045	$ (225,573)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	60,190	56,231	65,168
Amortization of deferred financing costs	1,694	3,536	3,903
Amortization of fair market value of time charters acquired	—	(4,263)	—
Right-of-use asset amortization	1,417	1,387	1,359
Amortization of nonvested stock compensation expense	3,242	2,267	2,026
Impairment of vessel assets	—	—	208,935
(Gain) loss on sale of vessels	—	(4,924)	1,855
Loss on debt extinguishment	—	4,408	—
Amortization of premium on derivative	86	197	—
Interest rate cap premium payment	—	(240)	—
Insurance proceeds for protection and indemnity claims	829	988	569
Insurance proceeds for loss of hire claims	—	—	78
Change in assets and liabilities:			
(Increase) decrease in due from charterers	(5,217)	(7,125)	710
Increase in prepaid expenses and other current assets	(317)	(783)	(1,938)
Decrease (increase) in inventories	2,962	(2,980)	5,625
(Decrease) increase in accounts payable and accrued expenses	(2,134)	5,405	(17,355)
(Decrease) increase in deferred revenue	(5,123)	1,660	1,794
Decrease in operating lease liabilities	(1,858)	(1,765)	(1,677)
Deferred drydock costs incurred	(25,812)	(4,925)	(8,583)
Net cash provided by operating activities	189,323	231,119	36,896
Cash flows from investing activities:			
Purchase of vessels and ballast water treatment systems, including deposits	(52,473)	(115,680)	(4,485)
Purchase of scrubbers (capitalized in Vessels)	—	(199)	(10,973)
Purchase of other fixed assets	(3,566)	(1,585)	(4,580)
Net proceeds from sale of vessels	—	49,473	56,993
Insurance proceeds for hull and machinery claims	1,024	418	484
Net cash (used in) provided by investing activities	(55,015)	(67,573)	37,439
Cash flows from financing activities:			
Proceeds from the $450 Million Credit Facility	—	350,000	—
Repayments on the $450 Million Credit Facility	(75,000)	(104,000)	—
Proceeds from the $133 Million Credit Facility	—	—	24,000
Repayments on the $133 Million Credit Facility	—	(114,940)	(9,160)
Proceeds from the $495 Million Credit Facility	—	—	11,250
Repayments on the $495 Million Credit Facility	—	(334,288)	(72,686)
Investment by non-controlling interest	—	50	—

	For the Years Ended December 31,		
	2022	**2021**	**2020**
Cash dividends paid	(115,728)	(13,463)	(9,847)
Payment of deferred financing costs	(11)	(6,053)	(462)
Net cash used in financing activities	(190,739)	(222,694)	(56,905)
Net (decrease) increase in cash, cash equivalents and restricted cash	(56,431)	(59,148)	17,430
Cash, cash equivalents and restricted cash at beginning of period	120,531	179,679	162,249
Cash, cash equivalents and restricted cash at end of period	$ 64,100	$ 120,531	$ 179,679

See accompanying notes to consolidated financial statements.

Genco Shipping & Trading Limited
(U.S. Dollars in Thousands, Except per Share Data)
Notes to Consolidated Financial Statements for the Years Ended December 31, 2022, 2021 and 2020

1 – GENERAL INFORMATION

The accompanying consolidated financial statements include the accounts of Genco Shipping & Trading Limited ("GS&T") and its direct and indirect subsidiaries (collectively, the "Company"). The Company is engaged in the ocean transportation of drybulk cargoes worldwide through the ownership and operation of drybulk carrier vessels. GS&T is incorporated under the laws of the Marshall Islands and as of December 31, 2022, is the direct or indirect owner of all of the outstanding shares or limited liability company interests of the following subsidiaries: Genco Ship Management LLC; Genco Investments LLC; Genco Shipping Pte. Ltd.; Genco Shipping A/S; Baltic Trading Limited ("Baltic Trading"); and the ship-owning subsidiaries as set forth below under "Other General Information."

During September 2021, the Company and Synergy Marine Pte. Ltd. ("Synergy"), a third party, formed a joint venture, GS Shipmanagement Pte. Ltd. ("GSSM"). GSSM is owned 50% by the Company and 50% by Synergy as of December 31, 2022 and 2021, and was formed to provide ship management services to the Company's vessels. As of December 31, 2022 and 2021, the cumulative investments GSSM received from the Company and Synergy totaled $50 and $50, respectively, which were used for expenditures directly related to the operations of GSSM.

Management has determined that GSSM qualifies as a variable interest entity, and, when aggregating the variable interest held by the Company and Synergy, the Company is the primary beneficiary as the Company has the ability to direct the activities that most significantly impact GSSM's economic performance. Accordingly, the Company consolidates GSSM.

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus strain, or COVID-19, to be a pandemic. The COVID-19 pandemic is having widespread, rapidly evolving, and unpredictable impacts on global society, economies, financial markets, and business practices. Over the course of the pandemic, governments have implemented measures in an effort to contain the virus, including social distancing, travel restrictions, border closures, limitations on public gatherings, working from home, supply chain logistical changes, and closure of non-essential businesses. This led to a significant slowdown in overall economic activity levels globally and a decline in demand for certain of the raw materials that our vessels transport.

At present, it is not possible to ascertain any future impact of COVID-19 on the Company's operational and financial performance. However, the extent to which the COVID-19 pandemic impacts our business going forward will depend on numerous evolving factors the Company cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity. This could have a material adverse effect on the Company's business, results of operations, cash flows, financial condition, the carrying value of the Company's assets, the fair values of the Company's vessels, and the Company's ability to pay dividends.

Other General Information

As of December 31, 2022, 2021 and 2020, the Company's fleet consisted of 44, 42 and 47 vessels, respectively.

Below is the list of Company's wholly owned ship-owning subsidiaries as of December 31, 2022:

Wholly Owned Subsidiaries	Vessel Acquired	Dwt	Delivery Date		Year Built
Genco Augustus Limited	Genco Augustus	180,151	8/17/07		2007
Genco Tiberius Limited	Genco Tiberius	175,874	8/28/07		2007
Genco London Limited	Genco London	177,833	9/28/07		2007
Genco Titus Limited	Genco Titus	177,729	11/15/07		2007
Genco Warrior Limited	Genco Warrior	55,435	12/17/07		2005
Genco Predator Limited	Genco Predator	55,407	12/20/07		2005
Genco Hunter Limited	Genco Hunter	58,729	12/20/07		2007
Genco Constantine Limited	Genco Constantine	180,183	2/21/08		2008
Genco Hadrian Limited	Genco Hadrian	169,025	12/29/08		2008
Genco Commodus Limited	Genco Commodus	169,098	7/22/09		2009
Genco Maximus Limited	Genco Maximus	169,025	9/18/09		2009
Genco Claudius Limited	Genco Claudius	169,001	12/30/09		2010
Genco Aquitaine Limited	Genco Aquitaine	57,981	8/18/10		2009
Genco Ardennes Limited	Genco Ardennes	58,018	8/31/10		2009
Genco Auvergne Limited	Genco Auvergne	58,020	8/16/10		2009
Genco Bourgogne Limited	Genco Bourgogne	58,018	8/24/10		2010
Genco Brittany Limited	Genco Brittany	58,018	9/23/10		2010
Genco Languedoc Limited	Genco Languedoc	58,018	9/29/10		2010
Genco Picardy Limited	Genco Picardy	55,257	8/16/10		2005
Genco Pyrenees Limited	Genco Pyrenees	58,018	8/10/10		2010
Genco Rhone Limited	Genco Rhone	58,018	3/29/11		2011
Genco Weatherly Limited	Genco Weatherly	61,556	7/26/18		2014
Genco Columbia Limited	Genco Columbia	60,294	9/10/18		2016
Genco Endeavour Limited	Genco Endeavour	181,060	8/15/18		2015
Genco Resolute Limited	Genco Resolute	181,060	8/14/18		2015
Genco Defender Limited	Genco Defender	180,021	9/6/18		2016
Genco Liberty Limited	Genco Liberty	180,032	9/11/18		2016
Genco Magic Limited	Genco Magic	63,446	12/23/20		2014
Genco Vigilant Limited	Genco Vigilant	63,498	1/28/21		2015
Genco Freedom Limited	Genco Freedom	63,671	2/2/21		2015
Genco Enterprise Limited	Genco Enterprise	63,473	8/23/21		2016
Genco Madeleine Limited	Genco Madeleine	63,166	8/23/21		2014
Genco Mayflower Limited	Genco Mayflower	63,304	8/24/21		2017
Genco Constellation Limited	Genco Constellation	63,310	9/3/21		2017
Genco Laddey Limited	Genco Laddey	61,303	1/6/22		2022
Genco Mary Limited	Genco Mary	61,304	1/6/22		2022
Baltic Lion Limited	Genco Lion	179,185	4/8/15	(1)	2012
Baltic Tiger Limited	Genco Tiger	179,185	4/8/15	(1)	2011
Baltic Bear Limited	Baltic Bear	177,717	5/14/10		2010
Baltic Wolf Limited	Baltic Wolf	177,752	10/14/10		2010
Baltic Hornet Limited	Baltic Hornet	63,574	10/29/14		2014
Baltic Wasp Limited	Baltic Wasp	63,389	1/2/2015		2015
Baltic Scorpion Limited	Baltic Scorpion	63,462	8/6/15		2015
Baltic Mantis Limited	Baltic Mantis	63,470	10/9/15		2015

(1)   The delivery date for these vessels represents the date that the vessel was purchased from Baltic Trading.

2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") which includes the accounts of GS&T and its direct and indirect wholly-owned subsidiaries and GSSM. All intercompany accounts and transactions have been eliminated in consolidation.

Accounting estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include vessel valuations, the valuation of amounts due from charterers, performance claims, residual value of vessels, useful life of vessels, the fair value of time charters acquired, and the fair value of derivative instruments, if any. Actual results could differ from those estimates.

Business geographics

The Company's vessels regularly move between countries in international waters, over hundreds of trade routes and, as a result, the disclosure of geographic information is impracticable.

Segment reporting

The Company reports financial information and evaluates its operations by voyage revenues and not by the length of ship employment for its customers, i.e., spot or time charters. Each of the Company's vessels serve the same type of customer, have similar operation and maintenance requirements, operate in the same regulatory environment, and are subject to similar economic characteristics. Based on this, the Company has determined that it operates in one reportable segment, the ocean transportation of drybulk cargoes worldwide through the ownership and operation of drybulk carrier vessels.

Cash, cash equivalents and restricted cash

The Company considers highly liquid investments, such as money market funds and certificates of deposit with an original maturity of three months or less at the time of purchase to be cash equivalents. Current and non-current restricted cash includes cash that is restricted pursuant to our credit facilities. The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the Consolidated Balance Sheets that sum to the total of the same amounts shown in the Consolidated Statements of Cash Flows:

	December 31, 2022	December 31, 2021
Cash and cash equivalents	$ 58,142	$ 114,573
Restricted cash - current	5,643	5,643
Restricted cash - noncurrent	315	315
Cash, cash equivalents and restricted cash	$ 64,100	$ 120,531

Due from charterers, net

Due from charterers, net includes accounts receivable from charters, including receivables for spot market voyages, net of the provision for doubtful accounts. At each balance sheet date, the Company records the provision based on a review of all outstanding charter receivables. Included in the standard time charter contracts with the Company's customers are certain performance parameters which, if not met, can result in customer claims. As of December 31, 2022 and 2021, the Company had a reserve of $2,141 and $1,403, respectively, against the due from charterers balance and an additional accrual of $592 and $364, respectively, in deferred revenue, each of which is primarily associated with estimated customer claims against the Company including vessel performance issues under time charter agreements.

Revenue is based on contracted charterparties. However, there is always the possibility of dispute over terms and payment of hires and freights. In particular, disagreements may arise concerning the responsibility of lost time and revenue. Accordingly, the Company periodically assesses the recoverability of amounts outstanding and estimates a provision if there is a possibility of non-recoverability. The Company believes its provisions to be reasonable based on information available.

Bunker swap and forward fuel purchase agreements

From time to time, the Company may enter into fuel hedge agreements with the objective of reducing the risk of the effect of changing fuel prices. The Company has entered into bunker swap agreements and forward fuel purchase agreements. The Company's bunker swap agreements and forward fuel purchase agreements do not qualify for hedge accounting treatment; therefore, any unrealized or realized gains and losses are recorded in the Consolidated Statements of Operations. Derivatives are Level 2 instruments in the fair value hierarchy.

During the years ended December 31, 2022, 2021 and 2020, the Company recorded $1,631, $439 and ($156) of realized gains (losses) in other income (expense), respectively. During the years ended December 31, 2022, 2021 and 2020, the Company recorded $3, $34 and ($74) of unrealized gains (losses) in other income (expense), respectively.

The total fair value of the bunker swap agreements and forward fuel purchase agreements in an asset position as of December 31, 2022 and 2021 is $168 and $113, respectively, and are recorded in prepaid expenses and other current assets in the Consolidated Balance Sheets. The total fair value of the bunker swap agreements and forward fuel purchase agreements in a liability position as of December 31, 2022 and 2021 is $71 and $20, respectively, and are recorded in accounts payable and accrued expenses in the Consolidated Balance Sheets.

Inventories

Inventories consist of consumable bunkers and lubricants that are stated at the lower of cost and net realizable value. Cost is determined by the first in, first out method.

Fair value of financial instruments

The estimated fair values of the Company's financial instruments, such as amounts due to / due from charterers, accounts payable and long-term debt, approximate their individual carrying amounts as of December 31, 2022 and 2021 due to their short-term maturity or the variable-rate nature of the respective borrowings under the credit facilities. See Note 9 — Fair Value of Financial Instruments for additional disclosure on the fair value of long-term debt.

Vessel acquisitions

When the Company enters into an acquisition transaction, it determines whether the acquisition transaction was the purchase of an asset or a business based on the facts and circumstances of the transaction. As is customary in the shipping industry, the purchase of a vessel is normally treated as a purchase of an asset as the historical operating data for the vessel is not reviewed nor is it material to the Company's decision to make such acquisition.

When a vessel is acquired with an existing time charter, the Company allocates the purchase price to the vessel and the time charter based on, among other things, vessel market valuations and the present value (using an interest rate which reflects the risks associated with the acquired charters) of the difference between (i) the contractual amounts to be paid pursuant to the charter terms and (ii) management's estimate of the fair market charter rate, measured over a period equal to the remaining term of the charter. The capitalized above-market (assets) and below-market (liabilities) charters are amortized as a reduction or increase, respectively, to voyage revenues over the remaining term of the charter.

<u>Vessels, net</u>

Vessels, net is stated at cost less accumulated depreciation. Included in vessel costs are acquisition costs directly attributable to the acquisition of a vessel and expenditures made to prepare the vessel for its initial voyage. The Company also capitalizes interest costs for a vessel under construction as a cost that is directly attributable to the acquisition of a vessel. Vessels are depreciated on a straight-line basis over their estimated useful lives, determined to be 25 years from the date of initial delivery from the shipyard. Depreciation expense for vessels for the years ended December 31, 2022, 2021 and 2020 was $50,092, $49,417 and $58,008, respectively.

Depreciation expense is calculated based on cost less the estimated residual scrap value. The costs of significant replacements, renewals and betterments are capitalized and depreciated over the shorter of the vessel's remaining estimated useful life or the estimated life of the renewal or betterment. Expenditures for routine maintenance and repairs are expensed as incurred. Scrap value is estimated by the Company by taking the cost of steel times the weight of the ship noted in lightweight tons ("lwt"). Effective January 1, 2022, the Company increased the estimated scrap value of the vessels from $310 per lwt to $400 per lwt prospectively based on the average of the 15-year average scrap value of steel.

During the year ended December 31, 2022, the increase in the estimated scrap value resulted in a decrease in depreciation expense of $4,647. The decrease in depreciation expense resulted in a $0.11 increase to the basic and diluted net earnings per share during the year ended December 31, 2022. The basic and diluted net earnings per share for the year ended December 31, 2022 would have been $3.63 per share and $3.59 per share, respectively, if there were no change in the estimated scrap value.

<u>Deferred drydocking costs</u>

The Company's vessels are required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are operating. The Company defers the costs associated with the drydockings as they occur and amortizes these costs on a straight-line basis over the period between drydockings. Costs deferred as part of a vessel's drydocking include actual costs incurred at the drydocking yard; cost of travel, lodging and subsistence of personnel sent to the drydocking site to supervise; and the cost of hiring a third party to oversee the drydocking. If the vessel is drydocked earlier than originally anticipated, any remaining deferred drydock costs that have not been amortized are expensed at the end of the drydock.

Amortization expense for drydocking for the years ended December 31, 2022, 2021 and 2020 was $7,832, $5,055 and $5,598, respectively, and is included in Depreciation and amortization expense in the Consolidated Statements of Operations. All other costs incurred during drydocking are expensed as incurred, with the exception of other capitalized costs incurred related to vessel assets and vessel equipment.

<u>Fixed assets, net</u>

Fixed assets, net is stated at cost less accumulated depreciation and amortization. Depreciation and amortization are based on a straight line basis over the estimated useful life of the specific asset placed in service. The following table is used in determining the typical estimated useful lives:

Description	Useful lives
Leasehold improvements	Lesser of the estimated useful life of the asset or life of the lease
Furniture, fixtures & other equipment	5 years
Vessel equipment	2-15 years
Computer equipment	3 years

Depreciation and amortization expense for fixed assets for the years ended December 31, 2022, 2021 and 2020 was $2,266, $1,759 and $1,562, respectively.

Deferred revenue

Deferred revenue primarily relates to cash received from charterers prior to it being earned. These amounts are recognized as income when earned. Additionally, deferred revenue includes estimated customer claims mainly due to time charter performance issues. Refer to "Revenue recognition" below for a description of the Company's revenue recognition policy.

Deferred financing costs

Deferred financing costs, which are presented as a direct deduction within the outstanding debt balance in the Company's Consolidated Balance Sheets, consist of fees, commissions and legal expenses associated with securing loan facilities and other debt offerings and amending existing loan facilities. These costs are amortized over the life of the related debt and are included in Interest expense in the Consolidated Statements of Operations.

Nonvested stock awards

The Company follows ASC Subtopic 718-10, "*Compensation — Stock Compensation*" ("ASC 718-10"), for nonvested stock issued under its equity incentive plans. Stock-based compensation costs from nonvested stock have been classified as a component of additional paid-in capital in the Consolidated Statements of Equity.

Dividends declared

If the Company has an accumulated deficit, dividends declared will be recognized as a reduction of additional paid-in capital ("APIC") in the Consolidated Statements of Equity until the APIC is reduced to zero. Once APIC is reduced to zero, dividends declared will be recognized as an increase in accumulated deficit.

Revenue recognition

Since the Company's inception, revenues have been generated from time charter agreements, spot market voyage charters, pool agreements and spot market-related time charters. Voyage revenues also include the sale of bunkers consumed during short-term time charters pursuant to the terms of the time charter agreement.

Time charters

A time charter involves placing a vessel at the charterer's disposal for a set period of time during which the charterer may use the vessel in return for the payment by the charterer of a specified daily hire rate, including any ballast bonus payments received pursuant to the time charter agreement. Spot market-related time charters are the same as other time charter agreements, except the time charter rates are variable and are based on a percentage of the average daily rates as published by the Baltic Dry Index ("BDI").

The Company records time charter revenues, including spot market-related time charters, over the term of the charter as service is provided. Revenues are recognized on a straight-line basis as the average revenue over the term of the respective time charter agreement for which the performance obligations are satisfied beginning when the vessel is delivered to the charterer until it is redelivered back to the Company. The Company records spot market-related time charter revenues over the term of the charter as service is provided based on the rate determined based on the BDI for each respective billing period. As such, the revenue earned by the Company's vessels that are on spot market-related time charters is subject to fluctuations of the spot market. Time charter contracts, including spot market-related time charters, are considered operating leases and therefore do not fall under the scope of Accounting Standards Codification ("ASC") 606 — *Revenue from Contracts with Customers* ("ASC 606") because (i) the vessel is an identifiable asset; (ii) the Company does not have substantive substitution rights; and (iii) the charterer has the right to control the use of the vessel during the term of the contract and derives economic benefit from such use.

The Company has identified that time charter agreements, including fixed rate time charters and spot market-related time charters, contain a lease in accordance with ASC 842 — *Leases (Topic 842)* ("ASC 842"). Refer to Note 13 — Voyage Revenues for further discussion.

Spot market voyage charters

In a spot market voyage charter contract, the charterer hires the vessel to transport a specific agreed-upon cargo for a single voyage, which may contain multiple load ports and discharge ports. The consideration in such a contract is determined on the basis of a freight rate per metric ton of cargo carried or occasionally on a lump sum basis. The charter party generally has a minimum amount of cargo. The charterer is liable for any short loading of cargo or "dead" freight. The contract generally has a "demurrage" or "despatch" clause. As per this clause, the charterer reimburses the Company for any potential delays exceeding the allowed laytime as per the charter party clause at the ports visited which is recorded as demurrage revenue. Conversely, the charterer is given credit if the loading/discharging activities happen within the allowed laytime known as despatch resulting in a reduction in revenue. The voyage contracts generally have variable consideration in the form of demurrage or despatch. The amount of revenue earned as demurrage or despatch paid by the Company for the years ended December 31, 2022, 2021 and 2020 is not a material percentage of the Company's revenues.

Revenue for spot market voyage charters is recognized ratably over the total transit time of each voyage, which commences at the time the vessel arrives at the loading port and ends at the time the discharge of cargo is completed at the discharge port.

Voyage expense recognition

In time charters and spot market-related time charters, operating costs including crews, maintenance and insurance are typically paid by the owner of the vessel and specified voyage costs such as fuel and port charges are paid by the charterer. These expenses are borne by the Company during spot market voyage charters. As such, there are significantly higher voyage expenses for spot market voyage charters as compared to time charters and spot market-related time charters. Refer to Note 13 — Voyage Revenues for further discussion of the accounting for fuel expenses for spot market voyage charters. There are certain other non-specified voyage expenses, such as commissions, which are typically borne by the Company. At the inception of a time charter, the Company records the difference between the cost of bunker fuel delivered by the terminating charterer and the bunker fuel sold to the new charterer as a gain or loss within voyage expenses. Additionally, the Company records lower of cost and net realizable value adjustments to re-value the bunker fuel on a quarterly basis for certain time charter agreements where the inventory is subject to gains and losses. These differences in bunkers, including any lower of cost and net realizable value adjustments, resulted in a net (gain) loss of ($2,931), ($1,889) and $697 during the years ended December 31, 2022, 2021 and 2020, respectively. Additionally, voyage expenses include the cost of bunkers consumed during short-term time charters pursuant to the terms of the time charter agreement.

Loss on debt extinguishment

During the year ended December 31, 2021, the Company recorded $4,408 related to the loss on the extinguishment of debt in accordance with ASC 470-50 — "*Debt – Modifications and Extinguishments*" ("ASC 470-50"). This loss was recognized as a result of the refinancing of the $495 Million Credit Facility and the $133 Million Credit Facility with the $450 Million Credit Facility on August 31, 2021 as described in Note 7 — Debt.

Vessel operating expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, and other miscellaneous expenses. Vessel operating expenses are recognized when incurred.

Charter hire expenses

The costs to charter-in third party vessels, which primarily include the daily charter hire rate net of commissions, are recorded as Charter hire expenses. The Company recorded $27,130, $36,370 and $10,307 of charter hire expenses during the years ended December 31, 2022, 2021 and 2020, respectively.

Technical management fees

Technical management fees include the direct costs, including operating costs, incurred by GSSM for the technical management of the vessels under its management. Additionally, prior to the transfer of our vessels to GSSM for technical management, we incurred management fees payable to third party technical management companies for the day-to-day management of our vessels, including performing routine maintenance, attending to vessel operation and arranging for crews and supplies.

Impairment of long-lived assets

During the years ended December 31, 2022 and 2021, the Company did not incur any impairment of vessel assets in accordance with ASC 360 — "*Property, Plant and Equipment*" ("ASC 360"). During the year ended December 31, 2020, the Company recorded $208,935 related to the impairment of vessel assets in accordance with ASC 360. ASC 360 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. If indicators of impairment are present, the Company performs an analysis of the anticipated undiscounted future net cash flows to be derived from the related long-lived assets.

When the Company performs its analysis of the anticipated undiscounted future net cash flows, the Company utilizes various assumptions based on historical trends. Specifically, the Company utilizes the rates currently in effect for the duration of their current time charters or spot market voyage charters, without assuming additional profit sharing. For periods of time during which the Company's vessels are not fixed on time charters or spot market voyage charters, the Company utilizes an estimated daily time charter equivalent for the vessels' unfixed days based on the most recent ten year historical one-year time charter average. In addition, the Company considers the current market rate environment and, if necessary, will adjust its estimates of future undiscounted cash flows to reflect the current rate environment. The projected undiscounted future net cash flows are determined by considering the future voyage revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days over the estimated remaining life of the vessel, assumed to be 25 years from the delivery of the vessel from the shipyard, reduced by brokerage and address commissions, expected outflows for vessels' maintenance and vessel operating expenses (including planned drydocking and special survey expenditures) and required capital expenditures adjusted annually for inflation, assuming fleet utilization of 98%. The salvage value used in the impairment test is estimated to be $400 per light weight ton, consistent with the Company's depreciation policy during 2022.

On January 22, 2021, the Company entered into an agreement to sell the Genco Lorraine, a 2009-built Supramax vessel, to a third party for $7,950 less a 2.5% commission payable to a third party. Additionally, on January 25, 2021, the Company entered into an agreement to sell the Baltic Leopard, a 2009-built Supramax vessel, to a third party for $8,000 less a 2.0% commission payable to a third party. As the undiscounted cash flows, including the net sales price, did not exceed the net book value of the Genco Lorraine and the Baltic Leopard as of December 31, 2020, the vessels values for the Genco Lorraine and the Baltic Leopard were adjusted to their net sales prices of $7,751 and $7,840 as of December 31, 2020, respectively. This resulted in an impairment loss of $404 and $399 for the Genco Lorraine and the Baltic Leopard, respectively, during the year ended December 31, 2020.

As of December 31, 2020, the Company determined that the expected estimated future undiscounted cash flows for nine of its Supramax vessels, the Genco Aquitaine, the Genco Ardennes, the Genco Auvergne, the Genco Bourgogne, the Genco Brittany, the Genco Hunter, the Genco Languedoc, the Genco Pyrenees and the Genco Rhone, did not exceed the net book value of these vessels. The Company adjusted the carrying value of these vessels to their respective fair market values as of December 31, 2020 which resulted in an impairment loss of $67,200 during the year ended December 31, 2020.

On December 17, 2020, the Company entered into an agreement to acquire three Ultramax vessels in exchange for six of our Handysize vessels. The six Handysize vessels include the Genco Ocean, the Baltic Cove and the Baltic Fox, all 2010-built Handysize vessels, and the Genco Avra, the Genco Mare and the Genco Spirit, all 2011-built Handysize vessels. The values for these six Handysize vessels were adjusted to their total fair market value of $46,000 as of the date of the agreement less a 1.0% commission payable to a third party which resulted in an impairment loss of $4,647 during the year ended December 31, 2020.

On November 30, 2020, the Company entered into an agreement to sell the Genco Cougar, a 2009-built Supramax vessel, to a third party for $7,600 less a 3.0% commission payable to a third party. Therefore, the vessel value for the Baltic Cougar was adjusted to its net sales price of $7,372 as of December 31, 2020. This resulted in an impairment loss of $790 during the year ended December 31, 2020.

On November 27, 2020, the Company entered into an agreement to sell the Baltic Hare, a 2009-built Handysize vessel, to a third party for $7,750 less a 2.0% commission payable to a third party. Therefore, the vessel value for the Baltic Hare was adjusted to its net sales price of $7,595 as of December 31, 2020. This resulted in an impairment loss of $769 during the year ended December 31, 2020.

On November 3, 2020, the Company entered into an agreement to sell the Baltic Panther, a 2009-built Supramax vessel, to a third party for $7,510 less a 3.0% commission payable to a third party. As the anticipated undiscounted cash flows, including the net sales price, did not exceed the net book value of the vessel as of September 30, 2020, the vessel value for the Baltic Panther was adjusted to its net sales price of $7,285 as of September 30, 2020. This resulted in an impairment loss of $3,713 during the year ended December 31, 2020.

On October 16, 2020, the Company entered into an agreement to sell the Genco Loire, a 2009-built Supramax vessel, to a third party for $7,650 less a 2.0% commission payable to a third party. As the anticipated undiscounted cash flows, including the net sales price, did not exceed the net book value of the vessel as of September 30, 2020, the vessel value for the Genco Loire was adjusted to its net sales price of $7,497 as of September 30, 2020. This resulted in an impairment loss of $3,408 during the year ended December 31, 2020.

On September 30, 2020, the Company determined that the expected estimated future undiscounted cash flows for three of its Supramax vessels, the Genco Lorraine, the Baltic Cougar and the Baltic Leopard, did not exceed the net book value of these vessels as of September 30, 2020. The Company adjusted the carrying value of these vessels to their respective fair market values as of September 30, 2020. This resulted in an impairment loss of $7,963 during the year ended December 31, 2020.

On September 25, 2020, the Company entered into an agreement to sell the Baltic Jaguar, a 2009-built Supramax vessel, to a third party for $7,300 less a 3.0% commission payable to a third party. Therefore, the vessel value for the Baltic Jaguar was adjusted to its net sales price of $7,081 as of September 30, 2020. This resulted in an impairment loss of $4,140 during the year ended December 31, 2020.

On September 17, 2020, the Company entered in an agreement to sell the Genco Normandy, a 2007-built Supramax vessel, to a third party for $5,850 less a 2.0% commission payable to a third party. Therefore, the vessel value for the Genco Normandy was adjusted to its net sales price of $5,733 as of September 30, 2020. This resulted in an impairment loss of $2,679 during the year ended December 31, 2020.

At March 31, 2020, the Company determined that the expected estimated future undiscounted cash flows for four of its Supramax vessels, the Genco Picardy, the Genco Predator, the Genco Provence and the Genco Warrior, did not exceed the net book value of these vessels as of March 31, 2020. The Company adjusted the carrying value of these vessels to their respective fair market values as of March 31, 2020. This resulted in an impairment loss of $27,055 during the year ended December 31, 2020.

On February 24, 2020, the Board of Directors determined to dispose of the Company's following ten Handysize vessels: the Baltic Hare, the Baltic Fox, the Baltic Wind, the Baltic Cove, the Baltic Breeze, the Genco Ocean, the Genco Bay, the Genco Avra, the Genco Mare and the Genco Spirit, at times and on terms to be determined in the future. Given this decision, and that the revised estimated future undiscounted cash flows for each of these older vessels did not exceed the net book value for each vessel given the estimated probabilities of whether the vessels will be sold, the Company adjusted the values of these older vessels to their respective fair market values during the three months ended March 31, 2020. Subsequent to February 24, 2020, the Company entered into agreements to sell three of these vessels during the three months ended March 31, 2020, namely the Baltic Wind, the Baltic Breeze and the Genco Bay, which were adjusted to their net sales price. This resulted in an impairment loss of $85,768 during the year ended December 31, 2020.

Refer to Note 4 — Vessel Acquisitions and Dispositions for further detail regarding the sale of certain aforementioned vessels.

(Gain) loss on sale of vessels

During the year ended December 31, 2022, the Company did not sell any vessels. During the years ended December 31, 2021 and 2020, the Company recorded net (gains) losses of ($4,924) and $1,855, respectively, related to the sale of vessels. The ($4,924) net gains recognized during the year ended December 31, 2021 related primarily to the sale of the Genco Provence, partially offset by losses related to the sale of the Baltic Panther, the Baltic Hare, the Baltic Cougar, the Baltic Leopard and the Genco Lorraine, as well as net losses associated with the exchange of the Baltic Cove, Baltic Fox, Genco Spirit, Genco Avra and Genco Mare. The $1,855 net losses recognized during the year ended December 31, 2020 related primarily to the sale of the Genco Charger, the Genco Thunder, the Baltic Wind, the Baltic Breeze, the Genco Bay, the Baltic Jaguar, the Genco Loire, the Genco Normandy and the Genco Ocean. Refer to Note 4 — Vessel Acquisitions and Dispositions for further detail regarding the sale of these vessels.

United States Gross Transportation Tax

Pursuant to Section 883 of the U.S. Internal Revenue Code of 1986 (as amended) (the "Code"), qualified income derived from the international operations of ships is excluded from gross income and exempt from U.S. federal income tax if a company engaged in the international operation of ships meets certain requirements (the "Section 883 exemption"). Among other things, in order to qualify, the Company must be incorporated in a country that grants an equivalent exemption to U.S. corporations and must satisfy certain qualified ownership requirements.

The Company is incorporated in the Marshall Islands. Pursuant to the income tax laws of the Marshall Islands, the Company is not subject to Marshall Islands income tax. The Marshall Islands has been officially recognized by the Internal Revenue Service as a qualified foreign country that currently grants the requisite equivalent exemption from tax. The Company is not taxable in any other jurisdiction, with the exception of Genco Shipping Pte. Ltd. and Genco Shipping A/S, as noted in the "Income taxes" section below.

The Company will qualify for the Section 883 exemption if, among other things, (i) the Company's stock is treated as primarily and regularly traded on an established securities market in the United States (the "publicly traded test") or (ii) the Company satisfies the qualified shareholder test or (iii) the Company satisfies the controlled foreign corporation test (the "CFC test"). Under applicable Treasury Regulations, the publicly traded test cannot be satisfied in any taxable year in which persons who actually or constructively own 5% or more of the Company's stock (which the Company sometimes refers to as "5% shareholders"), together own 50% or more of the Company's stock (by vote and value) for more than half the days in such year (which the Company sometimes refers to as the "five percent override rule"), unless an exception applies. A foreign corporation satisfies the qualified shareholder test if more than 50 percent of the value of its outstanding shares is owned (or treated as owned by applying certain attribution rules) for at least half of the number of days in the foreign corporation's taxable year by one or more "qualified shareholders." A qualified shareholder includes a foreign corporation that, among other things, satisfies the publicly traded test. A foreign corporation satisfies the CFC test if it is a "controlled foreign corporation" and one or more qualified U.S. persons own more than 50 percent of the total value of all the outstanding stock.

Based on the publicly traded requirement of the Section 883 regulations, the Company believes that it qualified for exemption from income tax on income derived from the international operations of vessels during the years ended December 31, 2022, 2021 and 2020. In order to meet the publicly traded requirement, the Company's stock must be treated as being primarily and regularly traded for more than half the days of any such year. Under the Section 883 regulations, the Company's qualification for the publicly traded requirement may be jeopardized if 5% shareholders own, in the aggregate, 50% or more of the Company's common stock for more than half the days of the year. Management believes that during the years ended December 31, 2022, 2021 and 2020, the combined ownership of its 5% shareholders did not equal 50% or more of its common stock for more than half the days of each of those years.

If the Company does not qualify for the Section 883 exemption, the Company's U.S. source shipping income, i.e., 50% of its gross shipping income attributable to transportation beginning or ending in the U.S. (but not both beginning and ending in the U.S.) is subject to a 4% tax without allowance for deductions (the "U.S. gross transportation tax").

During the years ended December 31, 2022, 2021 and 2020, the Company qualified for Section 883 exemption and, therefore, did not record any U.S. gross transportation tax.

Income taxes

To the extent the Company's U.S. source shipping income, or other U.S. source income, is considered to be effectively connected income, as described below, any such income, net of applicable deductions, would be subject to the U.S. federal corporate income tax, imposed at a 21% rate. In addition, the Company may be subject to a 30% "branch profits" tax on such income, and on certain interest paid or deemed paid attributable to the conduct of such trade or business. Shipping income is generally sourced 100% to the United States if attributable to transportation exclusively between United States ports (the Company is prohibited from conducting such voyages), 50% to the United States if attributable to transportation that begins or ends, but does not both begin and end, in the United States (as described in "United States Gross Transportation Tax" above) and otherwise 0% to the United States.

The Company's U.S. source shipping income would be considered effectively connected income only if:

- the Company has, or is considered to have, a fixed place of business in the U.S. involved in the earning of U.S. source shipping income; and

- substantially all of the Company's U.S. source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the U.S.

The Company does not intend to have, or permit circumstances that would result in having, any vessel sailing to or from the U.S. on a regularly scheduled basis. Based on the current shipping operations of the Company and the Company's expected future shipping operations and other activities, the Company believes that none of its U.S. source shipping income will constitute effectively connected income. However, the Company may from time to time generate non-shipping income that may be treated as effectively connected income.

The Company established Genco Shipping Pte. Ltd. ("GSPL"), which is based in Singapore, on September 8, 2017. GSPL applied for and was awarded the Maritime Sector Incentive – Approved International Shipping Enterprise ("MSI-AIS") status under Section 13F of the Singapore Income Tax Act ("SITA") by the Maritime and Port Authority of Singapore. The award is for an initial period of 10 years, commencing on August 15, 2018, and is subject to a review of performance at the end of the initial five year period. The MSI-ASI status provides for a tax exemption on income derived by GSPL from qualifying shipping operations under Section 13F of the SITA. Income from non-qualifying activities is taxable at the prevailing Singapore Corporate income tax rate (currently 17%). During the year ended December 31, 2022, GSPL recorded $64 of income tax in Other income (expense) in the Consolidated Statement of Operations. During the years ended December 31, 2021 and 2020, there was no income tax recorded by GSPL.

During 2018, the Company established Genco Shipping A/S, which is a Danish-incorporated corporation which is based in Copenhagen and considered to be a resident for tax purposes in Denmark. Genco Shipping A/S was subject to corporate taxes in Denmark a rate of 22% during 2022, 2021 and 2020. During the years ended December 31, 2022, 2021 and 2020, Genco Shipping A/S recorded $1,209, $2 and $407, respectively, of income tax in Other income (expense) in the Consolidated Statements of Operations.

GSSM was subject to corporate taxes in Singapore during 2022 and 2021 at a rate of 17%. During the years ended December 31, 2022 and 2021, the Company recorded $350 and $26, respectively, of income tax in Other income (expense) in the Consolidated Statements of Operations.

Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk are amounts due from charterers and cash and cash equivalents. With respect to amounts due from charterers, the Company attempts to limit its credit risk by performing ongoing credit evaluations and, when deemed necessary, requires letters of credit, guarantees or collateral. The Company earned all of its voyage revenues from 123, 139 and 166 customers during the years ended December 31, 2022, 2021 and 2020.

For the years ended December 31, 2022, 2021 and 2020, there were no customers that individually accounted for more than 10% of voyage revenues.

As of December 31, 2022 and 2021, the Company maintains all of its cash and cash equivalents with six and four financial institutions, respectively. None of the Company's cash and cash equivalents balance is covered by insurance in the event of default by these financial institutions.

Recent accounting pronouncements

In March 2020, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2020-04, "*Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting* ("ASU 2020-04")" which provides temporary optional expedients and exceptions to the guidance in U.S. GAAP on contract modifications and hedge accounting to ease the financial reporting burdens related to the expected market transition from the London Interbank Offered Rate ("LIBOR") and other interbank offered rates to alternative reference rates. In January 2021, the FASB issued ASU 2021-01, "*Reference Rate Reform (Topic 848) – Scope* ("ASU 2021-01")," which permits entities to apply optional expedients in Topic 848 to derivative instruments modified because of discounting transition resulting from reference rate reform. ASU 2020-04 became effective upon issuance and may be applied prospectively to contract modification made on or before December 31, 2022. ASU 2021-01 became effective upon issuance and may be applied on a full retrospective basis as of any date from the beginning of an interim period that includes or is subsequent to March 12, 2020 or prospectively for contract modification made on or before December 31, 2022. In December 2022, the FASB issued ASU 2022-06, *"Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848* ("ASU 2022-06"), which defers the sunset date of Topic 848 until December 31, 2024. ASU 2022-06 became effective upon issuance. The Company has evaluated the impact of the adoption of ASU 2020-04, ASU 2021-01 and ASU 2022-06 and has determined that there is no effect on its Consolidated Financial Statements and related disclosures.

3 - CASH FLOW INFORMATION

For the year ended December 31, 2022, the Company had non-cash investing activities not included in the Consolidated Statement of Cash Flows for items included in Accounts payable and accrued expenses consisting of $2,394 for the Purchase of vessels and ballast water treatment systems, including deposits and $1,178 for the Purchase of other fixed assets. For the year ended December 31, 2022, the Company had non-cash financing activities not included in the Consolidated Statement of Cash Flows for items included in Accounts payable and accrued expense consisting of $1,056 for Cash dividends payable.

For the year ended December 31, 2021, the Company had non-cash investing activities not included in the Consolidated Statement of Cash Flows for items included in Accounts payable and accrued expenses consisting of $1,643 for the Purchase of vessels and ballast water treatment systems, including deposits, $6 for the Purchase of scrubbers, and $1,160 for the Purchase of other fixed assets. For the year ended December 31, 2021, the Company had non-cash financing activities not included in the Consolidated Statement of Cash Flows for items included in Accounts payable and accrued expense consisting of $157 for Cash dividends payable and $9 associated with the Payment of deferred financing costs.

For the year ended December 31, 2020, the Company had non-cash investing activities not included in the Consolidated Statement of Cash Flows for items included in Accounts payable and accrued expenses consisting of $857 for the Purchase of vessels and ballast water treatment systems, including deposits, $5 for the Purchase of scrubbers, $142 for the Purchase of other fixed assets and $99 for the Net proceeds from sale of vessels. For the year ended December 31, 2020, the Company had non-cash financing activities not included in the Consolidated Statement of Cash Flows for items included in Accounts payable and accrued expense consisting of $114 for Cash dividends payable.

During the years ended December 31, 2022, 2021 and 2020, cash paid for interest, net of amounts capitalized, was $9,329, $11,749 and $18,420, respectively. Refer to Note 7 — Debt.

During the years ended December 31, 2022, 2021 and 2020, any cash paid for income taxes was insignificant.

During the year ended December 31, 2022, the Company reclassified $18,543 from Deposits on vessels to Vessels, net of accumulated depreciation upon the delivery of the Genco Mary and the Genco Laddey. Refer to Note 4 — Vessel Acquisitions and Dispositions.

During the year ended December 31, 2020, the Company made a reclassification of $22,408 from Vessels, net of accumulated depreciation to Vessels held for sale as the Company entered into agreements to sell the Baltic Panther, the Baltic Hare and the Baltic Cougar prior to December 31, 2020. Additionally, during the year ended December 31, 2020, the Company made a reclassification of $38,214 from Vessels, net of accumulated depreciation to Vessels held for exchange as the Company entered into an agreement to exchange the Baltic Cove, the Baltic Fox, the Genco Avra, the Genco Mare and the Genco Spirit prior to December 31, 2020. Refer to Note 4 — Vessel Acquisitions and Dispositions.

On December 23, 2022, the Company issued 270,097 restricted stock units to certain individuals. The aggregate fair value of these restricted stock units was $4,200.

On May 16, 2022, the Company issued 27,331 restricted stock units to certain members of the Board of Directors. The aggregate fair value of these restricted stock units was $600.

On February 23, 2022, the Company issued 201,934 restricted stock units to certain individuals. The aggregate fair value of these restricted stock units was $3,950.

On May 13, 2021, the Company issued 33,525 restricted stock units to certain members of the Board of Directors. The aggregate fair value of these restricted stock units was $515.

On May 4, 2021, the Company issued 18,428 restricted stock units to a member of the Board of Directors. The aggregate fair value of these restricted stock units was $300.

On February 23, 2021, the Company issued 103,599 restricted stock units and options to purchase 118,552 shares of the Company's stock at an exercise price of $9.91 to certain individuals. The fair value of these restricted stock units and stock options were $1,027 and $513, respectively.

On July 15, 2020, the Company issued 42,642 restricted stock units to certain members of the Board of Directors. The aggregate fair value of these restricted stock units was $255.

On February 25, 2020, the Company issued 173,749 restricted stock units and options to purchase 344,568 shares of the Company's stock at an exercise price of $7.06 to certain individuals. The fair value of these restricted stock units and stock options were $1,227 and $693, respectively.

Refer to Note 17 — Stock-Based Compensation for further information regarding the aforementioned grants.

4 - VESSEL ACQUISITIONS AND DISPOSITIONS

Vessel Acquisitions

On July 2, 2021, the Company entered into an agreement to purchase two 2017-built, 63,000 dwt Ultramax vessels for a purchase price of $24,563 each, that were renamed the Genco Mayflower and Genco Constellation, and one 2014-built, 63,000 dwt Ultramax vessel for a purchase price of $21,875, that was renamed the Genco Madeleine. The Genco Mayflower, the Genco Constellation and the Genco Madeleine were delivered on August 24, 2021, September 3, 2021 and August 23, 2021, respectively. The Company used cash on hand to finance the purchase.

These three vessels had existing below market time charters at the time of the acquisition during the third quarter of 2021; therefore, the Company recorded the fair market value of time charters acquired of $4,263 which was amortized as an increase to voyage revenues during the remaining term of each respective time charter. During the year ended December 31, 2021, $4,263 was amortized into voyage revenues. There is no remaining unamortized fair market value of time charters acquired as of December 31, 2022 and 2021.

On May 18, 2021, the Company entered into agreements to acquire two 2022-built 61,000 dwt newbuilding Ultramax vessels from Dalian Cosco KHI Ship Engineering Co. Ltd. for a purchase price of $29,170 each, to be renamed the Genco Mary and the Genco Laddey. The vessels were delivered to the Company on January 6, 2022. The Company used cash on hand to finance the purchase. As of December 31, 2021, deposits on vessels were $18,543. The remaining purchase price of $40,838 was paid during the first quarter of 2022 upon delivery of the vessels.

Capitalized interest expense associated with these newbuilding contracts for the year ended December 31, 2022 and 2021 was $5 and $292, respectively.

On April 20, 2021, the Company entered into an agreement to purchase a 2016-built, 64,000 dwt Ultramax vessel for a purchase price of $20,200, that was renamed the Genco Enterprise. The vessel was delivered to the Company on August 23, 2021, and the Company used cash on hand to finance the purchase.

Vessel Exchange

On December 17, 2020, the Company entered into an agreement to acquire three Ultramax vessels in exchange for six Handysize vessels for a fair value of $46,000 less a 1.0% commission payable to a third party. The Genco Magic, a 2014-built Ultramax vessel, and the Genco Vigilant and the Genco Freedom, both 2015-built Ultramax vessels, were delivered to the Company on December 23, 2020, January 28, 2021 and February 20, 2021, respectively. The Genco Ocean, the Baltic Cove and the Baltic Fox, all 2010-built Handysize vessels, were delivered to the buyers on December 29, 2020, January 30, 2021 and February 2, 2021, respectively. The Genco Spirit, the Genco Avra and the Genco Mare, all 2011-built Handysize vessels, were delivered to the buyers on February 15, 2021, February 21, 2021 and February 24, 2021, respectively.

Vessel Dispositions

On July 16, 2021, the Company entered into an agreement to sell the Genco Provence, a 2004-built Supramax vessel, to a third party for $13,250 less a 2.5% commission payable to a third party. The sale was completed on November 2, 2021.

On January 25, 2021, the Company entered into an agreement to sell the Baltic Leopard, a 2009-built Supramax vessel, to a third party for $8,000 less a 2.0% commission payable to a third party. The sale was completed on April 8, 2021.

On January 22, 2021, the Company entered into an agreement to sell the Genco Lorraine, a 2009-built Supramax vessel, to a third party for $7,950 less a 2.5% commission payable to a third party. The sale was completed on July 6, 2021.

During November 2020, the Company entered into agreements to sell the Baltic Cougar, the Baltic Hare and the Baltic Panther. These vessels have been classified as held for sale in the Consolidated Balance Sheet as of December 31, 2020. The sale of the Baltic Hare, the Baltic Panther and the Baltic Cougar were completed on January 15, 2021, January 4, 2021 and February 24, 2021, respectively.

During the fourth quarter of 2020, the Company completed the sale of the Genco Bay, the Baltic Jaguar, the Genco Loire and the Genco Normandy on October 1, 2020, October 16, 2020, November 18, 2020 and December 8, 2020, respectively. During the third quarter of 2020, the Company completed the sale of the Baltic Wind and the Baltic Breeze on July 7, 2020 and July 31, 2020, respectively. During the first quarter of 2020, the Company completed the sale of the Genco Charger and the Genco Thunder on February 24, 2020 and March 5, 2020, respectively.

As of December 31, 2022 and 2021, the Company recorded $5,643 of current restricted cash in the Consolidated Balance Sheets, representing the net proceeds from the sale of the Genco Provence on November 2, 2021 which served as collateral under the $450 Million Credit Facility. Pursuant to the $450 Million Credit Facility, the net proceeds received from the sale remained classified as restricted cash for 360 days following the sale date. That amount can be used towards the financing of replacement vessels meeting certain requirements and added as collateral under the facility. If such a replacement vessel is not added as collateral within such 360 day period, the Company will be required to use the proceeds as a loan prepayment. On November 8, 2022, the Company entered into an agreement with the lenders under the $450 Million Credit Facility to extend this period with regard to net proceeds from the sale of the Genco Provence until October 28, 2023. Refer also to Note 7 — Debt.

Refer to the "Impairment of long-lived assets" and the "(Gain) loss on sale of vessels" sections in Note 2 — Summary of Significant Accounting Policies for discussion of impairment expense and the (gain) loss on sale of vessels recorded during the years ended December 31, 2022, 2021 and 2020.

5 –EARNINGS (LOSS) PER SHARE

The computation of basic earnings (loss) per share is based on the weighted-average number of common shares outstanding during the reporting period. The computation of diluted earnings (loss) per share assumes the vesting of nonvested stock awards and the exercise of stock options (refer to Note 17 — Stock-Based Compensation), for which the assumed proceeds upon vesting are deemed to be the amount of compensation cost attributable to future services and are not yet recognized using the treasury stock method, to the extent dilutive.

The Company's diluted earnings (loss) per share will also reflect the assumed conversion of the equity warrants issued when the Company emerged from bankruptcy on July 9, 2014 (the "Effective Date") and MIP Warrants issued by the Company (refer to Note 17 — Stock-Based Compensation) if the impact is dilutive under the treasury stock method. The equity warrants had a seven-year term that commenced on the day following the Effective Date and were exercisable for one tenth of a share of the Company's common stock. All MIP Warrants during the years ended December 31, 2020 were excluded from the computation of diluted earnings (loss) per share because they were anti-dilutive. The MIP Warrants expired on August 7, 2020. There were 3,936,761 equity warrants excluded from the computation of diluted earnings (loss) per share during the years ended December 31, 2021 and 2020 because they were anti-dilutive. These equity warrants expired at 5:00 p.m. on July 9, 2021 without exercise.

The components of the denominator for the calculation of basic and diluted earnings (loss) per share are as follows:

| | For the Years Ended December 31, | | |
	2022	2021	2020
Common shares outstanding, basic:			
Weighted-average common shares outstanding, basic	42,412,722	42,060,996	41,907,597
Common shares outstanding, diluted:			
Weighted-average common shares outstanding, basic	42,412,722	42,060,996	41,907,597
Dilutive effect of stock options	314,143	313,684	—
Dilutive effect of restricted stock units	188,631	214,191	—
Weighted-average common shares outstanding, diluted	42,915,496	42,588,871	41,907,597

6 - RELATED PARTY TRANSACTIONS

During the years ended December 31, 2022, 2021 and 2020, the Company did not have any related party transactions.

7 - DEBT

Long-term debt consists of the following:

	December 31, 2022	December 31, 2021
Principal amount	$ 171,000	$ 246,000
Less: Unamortized deferred financing costs	(6,079)	(7,771)
Less: Current portion	—	—
Long-term debt, net	$ 164,921	$ 238,229

As of December 31, 2022 and 2021, $6,079 and $7,771 of deferred financing costs, respectively, were presented as a direct deduction within the outstanding debt balance in the Company's Consolidated Balance Sheets. Amortization expense for deferred financing costs for the years ended December 31, 2022, 2021 and 2020 was $1,694, $3,536 and $3,903, respectively. This amortization expense is recorded as a component of Interest expense in the Consolidated Statements of Operations.

On August 31, 2021, the $495 Million Credit Facility and the $133 Million Credit Facility were refinanced with the $450 Million Credit Facility as noted below.

Effective August 31, 2021, the portion of the unamortized deferred financing costs for the $495 Million Credit Facility and the $133 Million Credit Facility that was accounted for as a debt modification, rather than an extinguishment of debt, is being amortized over the life of the $450 Million Credit Facility in accordance with ASC 470-50.

<u>$450 Million Credit Facility</u>

On August 3, 2021, the Company entered into the $450 Million Credit Facility, a five-year senior secured credit facility which is allocated between an up to $150,000 term loan facility and an up to $300,000 revolving credit facility which was used to refinance the Company's $495 Million Credit Facility and its $133 Million Credit Facility. On August 31, 2021, proceeds of $350,000 under the $450 Million Credit Facility were used, together with cash on hand, to refinance all of the Company's existing credit facilities (the $495 Million Credit Facility and the $133 Million Credit Facility, as described below) into one facility. $150,000 was drawn down under the term loan facility and $200,000 was drawn down under the revolving credit facility.

The key terms associated with the $450 Million Credit Facility are as follows:

- The final maturity date is August 3, 2026.

- Borrowings are subject to a limit of the ratio of the principal amount of debt outstanding to the collateral ("LTV") of 55%.

- There is a non-committed accordion term loan facility whereby additional borrowings of up to $150,000 may be incurred if additional eligible collateral is provided; such additional borrowings are subject to an LTV ratio of 60% for collateral vessels less than five years old or 55% for collateral vessels at least five years old but not older than seven years.

- Borrowings bear interest at LIBOR plus a margin of 2.15% to 2.75% based on the Company's quarterly total net leverage ratio (the ratio of total indebtedness to consolidated EBITDA), which may be increased or decreased by a margin of up to 0.05% based on the Company's performance regarding emissions targets. Upon cessation of the LIBOR rate, borrowings will bear interest at a rate based on the Secured Overnight Financing Rate ("SOFR") published by the Federal Reserve Bank of New York plus a spread adjustment, plus the applicable margin referred to above.

- Scheduled quarterly commitment reductions are $11,720 per quarter followed by a balloon payment of $215,600.

- Collateral includes thirty-nine of our current vessels, leaving five vessels unencumbered.

- Commitment fees are 40% of the applicable margin for unutilized commitments.

- The Company can sell or dispose of collateral vessels without loan prepayment if a replacement vessel or vessels meeting certain requirements are included as collateral within 360 days.

- The Company is subject to customary financial covenants, including a collateral maintenance covenant requiring the aggregate appraised value of collateral vessels to be at least 140% of the principal amount of loans outstanding, a minimum liquidity covenant requiring our unrestricted cash and cash equivalents to be the greater of $500 per vessel or 5% of total indebtedness, a minimum working capital covenant requiring consolidated current assets (excluding restricted cash) minus current liabilities (excluding the current portion of debt) to be not less than zero, and a debt to capitalization covenant requiring the ratio of total net indebtedness to total capitalization to be not more than 70%.

- The Company may declare and pay dividends and other distributions so long as, at the time of declaration, (1) no event of default has occurred and is continuing or would occur as a result of the declaration and (2) the Company is in pro forma compliance with its financial covenants after giving effect to the dividend. Other restrictions in the dividend covenants of the Company's prior credit facilities were eliminated.

On November 8, 2022, the Company entered into an agreement with the lenders under the $450 Million Credit Facility to extend the 360-day period that the net proceeds received from the sale of the Genco Provence may be held as restricted cash to finance a qualifying replacement vessel until October 28, 2023. Refer also to Note 4 — Vessel Acquisitions and Dispositions.

As of December 31, 2022, there was $212,930 of availability under the $450 Million Credit Facility. Total debt repayments of $75,000 and $104,000 were made during the years ended December 31, 2022 and 2021, respectively, under the $450 Million Credit Facility. As of December 31, 2022, the total outstanding net debt balance was $164,921.

As of December 31, 2022, the Company was in compliance with all of the financial covenants under the $450 Million Credit Facility.

The following table sets forth the scheduled repayment of the outstanding principal debt of $171,000 as of December 31, 2022 under the $450 Million Credit Facility:

Year Ending December 31,	Total
2026	$ 171,000
Total debt	$ 171,000

$133 Million Credit Facility

On August 14, 2018, the Company entered into a five-year senior secured credit facility (the "$108 Million Credit Facility") with Crédit Agricole Corporate & Investment Bank ("CACIB"), as Structurer and Bookrunner, CACIB and Skandinaviska Enskilda Banken AB (Publ) as Mandate Lead Arrangers, CACIB as Administrative Agent and as Security Agent, and the other lenders party thereto from time to time.

On June 11, 2020, the Company entered into an amendment and restatement agreement to the $108 Million Credit Facility which provided for a revolving credit facility of up to $25,000 (the "Revolver") for general corporate and working capital purposes (as so amended, the "$133 Million Credit Facility"). On June 15, 2020, the Company drew down $24,000 under the Revolver.

On August 31, 2021, the $133 Million Credit Facility was refinanced with the $450 Million Credit Facility; refer to the "$450 Million Credit Facility" section above. As of December 31, 2022 and 2021, the total outstanding net debt balance under this facility was $0.

In relation to the $108,000 tranche of the $133 Million Credit Facility, borrowings bore interest at LIBOR plus 2.50% through September 30, 2019 and LIBOR plus a range of 2.25% to 2.75% thereafter, dependent upon the Company's ratio of total net indebtedness to the last twelve months EBITDA.

In relation to the $25,000 Revolver tranche of the $133 Million Credit Facility, borrowings bore interest at LIBOR plus 3.00%.

Total debt repayments of $114,940 and $9,160 were made during the years ended December 31, 2021 and 2020, respectively, under the $133 Million Credit Facility.

$495 Million Credit Facility

On May 31, 2018, the Company entered into a five-year senior secured credit facility for an aggregate amount of up to $460,000 with Nordea Bank AB (publ), New York Branch ("Nordea"), as Administrative Agent and Security Agency, the various lenders party thereto, and Nordea, Skandinaviska Enskilda Banken AB (publ), ABN AMRO Capital USA LLC, DVB Bank SE, Crédit Agricole Corporate & Investment Bank, and Danish Ship Finance A/S as Bookrunners and Mandated Lead Arrangers. Deutsche Bank AG Filiale Deutschlandgeschäft, and CTBC Bank Co. Ltd. are Co-Arrangers under this facility.

On February 28, 2019, the Company entered into an Amendment and Restatement Agreement (the "Amendment") for this credit facility (the "$495 Million Credit Facility") with Nordea Bank AB (publ), New York Branch ("Nordea"), as Administrative Agent and Security Agent, the various lenders party thereto, and Nordea, Skandinaviska Enskilda Banken AB (publ), ABN AMRO Capital USA LLC, DVB Bank SE, Crédit Agricole Corporate & Investment Bank, and Danish Ship Finance A/S as Bookrunners and Mandated Lead Arrangers. The Amendment provided for an additional tranche up to $35,000 to finance a portion of the acquisitions, installations, and related costs for scrubbers for 17 of the Company's Capesize vessels. On August 28, 2019, September 23, 2019 and March 12, 2020, the Company made total drawdowns of $9,300, $12,200 and $11,250, respectively, under the $35 Million tranche of the $495 Million Credit Facility.

On December 17, 2020, the Company entered into an amendment to the $495 Million Credit Facility that allowed the Company to enter into a vessel transaction in which the Company agreed to acquire three Ultramax vessels in exchange for six of the Company's Handysize vessels. Refer to Note 4 — Vessel Acquisitions and Dispositions.

On August 31, 2021, the $495 Million Credit Facility was refinanced with the $450 Million Credit Facility; refer to the "$450 Million Credit Facility" section above. As of December 31, 2022 and 2021, the total outstanding net debt balance under this facility was $0.

In relation to the $460,000 tranche of the $495 Million Credit Facility, borrowings bore interest at LIBOR plus 3.25% through December 31, 2018 and LIBOR plus a range of 3.00% and 3.50% thereafter, dependent upon the Company's ratio of total net indebtedness to the last twelve months EBITDA.

In relation to the $35,000 tranche of the $495 Million Credit Facility, borrowings bore interest at LIBOR plus 2.50% through September 30, 2019 and LIBOR plus a range of 2.25% to 2.75% thereafter, dependent upon the Company's ratio of total net indebtedness to the last twelve months' EBITDA.

Total debt repayments of $334,288 and $72,686 were made during the years ended December 31, 2021 and 2020, respectively, under the $495 Million Credit Facility.

Interest rates

The following tables set forth the effective interest rate associated with the interest expense for the Company's debt facilities noted above, including the costs associated with unused commitment fees, if applicable. The following tables also include the range of interest rates on the debt, excluding the impact of unused commitment fees, if applicable:

| | For the Years Ended December 31, | | |
	2022	2021	2020
Effective Interest Rate	4.63 %	3.22 %	3.71 %
Range of Interest Rates (excluding unused commitment fees)	2.26 % to 6.54 %	2.24 % to 3.48 %	2.65 % to 3.50 %

Letter of credit

In conjunction with the Company entering into a long-term office space lease (See Note 14 — Leases), the Company was required to provide a letter of credit to the landlord in lieu of a security deposit. As of September 21, 2005, the Company obtained an annually renewable unsecured letter of credit with DnB NOR Bank at a fee of 1% per annum. During September 2015, the Company replaced the unsecured letter of credit with DnB NOR Bank with an unsecured letter of credit with Nordea Bank Finland Plc, New York and Cayman Island Branches ("Nordea") in the same amount at a fee of 1.375% per annum. The letter of credit outstanding was $300 as of December 31, 2022 and 2021 at a fee of 1.375% per annum. The letter of credit is cancelable on each renewal date provided the landlord is given 30 days' minimum notice. As of December 31, 2022 and 2021, the letter of credit outstanding has been securitized by $315 that was paid by the Company to Nordea during the year ended December 31, 2015. These amounts have been recorded as restricted cash included in total noncurrent assets in the Consolidated Balance Sheets as of December 31, 2022 and 2021.

8 – DERIVATIVE INSTRUMENTS

The Company is exposed to interest rate risk on its floating rate debt. As of December 31, 2022, the Company had three interest rate cap agreements outstanding to manage interest costs and the risk associated with variable interest rates. The three interest rate cap agreements were initially designated and qualified as cash flow hedges. The premium paid is recognized in income on a rational basis, and all changes in the value of the caps are deferred in Accumulated other comprehensive income ("AOCI") and are subsequently reclassified into Interest expense in the period when the hedged interest affects earnings.

During the second quarter of 2022, based on the total outstanding debt under the $450 Million Credit Facility being below the total notional amount of the interest rate cap agreements, a portion of one of the interest rate cap agreements was dedesignated as a hedge. Subsequent gains and losses resulting from valuation adjustments on the dedesignated portion of the cap are recorded within interest expense. As the forecasted interest payments hedged are not remote of occurring, the amounts in AOCI as of the date of dedesignation will be recognized over the remaining original hedge period. During the year ended December 31, 2022, the Company recorded a gain of $94 in interest expense for the portion of the interest rate caps not designated as a hedging instrument.

The following table summarizes the interest rate cap agreements in place as of December 31, 2022.

Interest Rate Cap Detail				Notional Amount Outstanding
Trade date	Cap Rate	Start Date	End Date	December 31, 2022
March 25, 2021	0.75 %	April 29, 2021	March 28, 2024	$ 50,000
July 29, 2020	0.75 %	July 31, 2020	December 29, 2023	100,000
March 6, 2020	1.50 %	March 10, 2020	March 10, 2023	50,000
				$ 200,000

The Company records the fair value of the interest rate caps as Fair value of derivative instruments in the current and non-current asset section on its Consolidated Balance Sheets. The Company has elected to use the income approach to value the interest rate derivatives using observable Level 2 market expectations at the measurement date and standard valuation techniques to convert future amounts to a single present amount (discounted) reflecting current market expectations about those future amounts. Level 2 inputs for derivative valuations are limited to quoted prices for similar assets or liabilities in active markets (specifically futures contracts) and inputs other than quoted prices that are observable for the asset or liability (specifically LIBOR cash and swap rates, implied volatility, basis swap adjustments, and credit risk at commonly quoted intervals). Mid-market pricing is used as a practical expedient for most fair value measurements.

The Company recorded a $5,655 gain for the year ended December 31, 2022 in AOCI. The estimated income that is currently recorded in AOCI as of December 31, 2022 that is expected to be reclassified into earnings within the next twelve months is $6,096.

The Effect of Fair Value and Cash Flow Hedge Accounting on the Statements of Operations

	For the Year Ended December 31,					
	2022		**2021**		**2020**	
	Interest Expense		**Interest Expense**		**Interest Expense**	
Total amounts of income and expense line items presented in the statements of operations in which the effects of fair value or cash flow hedges are recorded	$	9,094	$	15,357	$	22,413
The effects of fair value and cash flow hedging						
Gain or (loss) on cash flow hedging relationships in Subtopic 815-20:						
Interest contracts:						
Amount of gain or (loss) reclassified from AOCI to income	$	(2,056)	$	—	$	—
Premium excluded and recognized on an amortized basis		180		197		—
Amount of gain or (loss) reclassified from AOCI to income as a result that a forecasted transaction is no longer probable of occurring		—		—		—

The following table shows the interest rate cap assets as of December 31, 2022:

	Balance Sheet Location	December 31, 2022		December 31, 2021	
Derivatives designated as hedging instruments					
Interest rate caps	Fair value of derivative instruments - current	$	6,112	$	—
Interest rate caps	Fair value of derivative instruments - noncurrent	$	381	$	1,166
Derivatives not designated as hedging instruments					
Interest rate caps	Fair value of derivative instruments - current	$	200	$	—
Interest rate caps	Fair value of derivative instruments - noncurrent	$	42	$	—

The components of AOCI included in the accompanying Consolidated Balance Sheet consists of net unrealized gains on cash flow hedges as of December 31, 2022.

AOCI — January 1, 2022	$	825
Amount recognized in OCI on derivative, intrinsic		6,297
Amount recognized in OCI on derivative, excluded		(642)
Amount reclassified from OCI into income		—
AOCI — December 31, 2022	$	6,480

9 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair values and carrying values of the Company's financial instruments as of December 31, 2022 and 2021 which are required to be disclosed at fair value, but not recorded at fair value, are noted below.

	December 31, 2022		December 31, 2021	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash and cash equivalents	$ 58,142	$ 58,142	$ 114,573	$ 114,573
Restricted cash	5,958	5,958	5,958	5,958
Principal amount of floating rate debt	171,000	171,000	246,000	246,000

The carrying value of the borrowings under the $450 Million Credit Facility as of December 31, 2022 and 2021, which excludes the impact of deferred financing costs, approximate their fair value due to the variable interest nature thereof as this credit facility represents a floating rate loan. Refer to Note 7 — Debt for further information regarding the Company's credit facility. The carrying amounts of the Company's other financial instruments as of December 31, 2022 and 2021 (principally Due from charterers and Accounts payable and accrued expenses) approximate fair values because of the relatively short maturity of these instruments.

ASC Subtopic 820-10, "*Fair Value Measurements & Disclosures*" ("ASC 820-10"), applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the consolidated financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to price the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 requires significant management judgment. The three levels are defined as follows:

- Level 1—Valuations based on quoted prices in active markets for identical instruments that the Company is able to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these instruments does not entail a significant degree of judgment.

- Level 2—Valuations based on quoted prices in active markets for instruments that are similar, or quoted prices in markets that are not active for identical or similar instruments, and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

- Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Cash and cash equivalents and restricted cash are considered Level 1 items, as they represent liquid assets with short-term maturities. Floating rate debt is considered to be a Level 2 item, as the Company considers the estimate of rates it could obtain for similar debt or based upon transactions amongst third parties. Interest rate cap agreements, bunker swap agreements and forward fuel purchase agreements are considered to be Level 2 items. Refer to Note 8 — Derivative Instruments and Note 2 — Summary of Significant Accounting Policies, respectively, for further information. Nonrecurring fair value measurements include vessel impairment assessments completed during the interim period and at year-end as determined based on third-party quotes, which are based on various data points, including comparable sales of similar vessels, which are Level 2 inputs. There was no vessel impairment recorded during the years ended December 31, 2022 and 2021. During the year ended December 31, 2020, the vessels assets for 30 of the Company's vessels were written down as part of the impairment recorded during that period. Refer to "Impairment of long-lived assets" section in Note 2 — Summary of Significant Accounting Policies.

The fair value determination for the operating lease right-of-use assets was based on third party quotes, which is considered a Level 2 input. Nonrecurring fair value measurements may include impairment tests of the Company's operating lease right-of use asset if there are indicators of impairment. During the years ended December 31, 2022, 2021 and 2020, there were no indicators of impairment of the operating lease right-of-use assets.

The Company did not have any Level 3 financial assets or liabilities as of December 31, 2022 and 2021.

10 - PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31, 2022		December 31, 2021	
Vessel stores	$	142	$	297
Capitalized contract costs (see Note 13)		2,474		1,983
Prepaid items		3,098		3,109
Insurance receivable		1,180		2,349
Advance to agents		463		827
Other		1,042		1,370
Total prepaid expenses and other current assets	$	8,399	$	9,935

11 - FIXED ASSETS

Fixed assets consist of the following:

	December 31, 2022		December 31, 2021	
Fixed assets, at cost:				
Vessel equipment	$	11,670	$	8,353
Furniture and fixtures		449		810
Leasehold improvements		1,584		1,386
Computer equipment		1,107		672
Total costs		14,810		11,221
Less: accumulated depreciation and amortization		(6,254)		(3,984)
Total fixed assets, net	$	8,556	$	7,237

12 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following:

	December 31, 2022		December 31, 2021	
Accounts payable	$	16,162	$	9,399
Accrued general and administrative expenses		6,171		4,719
Accrued vessel operating expenses		7,142		15,838
Total accounts payable and accrued expenses	$	29,475	$	29,956

13 – VOYAGE REVENUES

Total voyage revenues include revenue earned on fixed rate time charters, spot market voyage charters and spot market-related time charters, as well as the sale of bunkers consumed during short-term time charters. For the years ended December 31, 2022, 2021 and 2020, the Company earned $536,934, $547,129 and $355,560 of voyage revenues, respectively.

Revenue for spot market voyage charters is recognized ratably over the total transit time of the voyage, which begins when the vessel arrives at the loading port and ends at the time the discharge of cargo is completed at the discharge port in accordance with ASC 606. Spot market voyage charter agreements do not provide the charterers with substantive decision-making rights to direct how and for what purpose the vessel is used, therefore revenue from spot market voyage charters is not within the scope of ASC 842. Additionally, the Company has identified that the contract fulfillment costs of spot market voyage charters consist primarily of the fuel consumption that is incurred by the Company from the latter of the end of the previous vessel employment and the contract date until the arrival at the loading port, in addition to any port expenses incurred prior to arrival at the load port, as well as any charter hire expenses for third party vessels that are chartered in. The fuel consumption and any port expenses incurred prior to arrival at the load port during this period is capitalized and recorded in Prepaid expenses and other current assets as capitalized contract costs in the Consolidated Balance Sheets and is amortized ratably over the total transit time of the voyage from arrival at the loading port until the vessel departs from the discharge port and expensed as part of Voyage Expenses. Similarly, for any third party vessels that are chartered in, the charter hire expenses during this period are capitalized and recorded in Prepaid expenses and other current assets in the Consolidated Balance Sheets and are amortized and expensed as part of Charter hire expenses. Refer also to Note 10 — Prepaid Expenses and Other Current Assets.

During time charter agreements, including fixed rate time charters and spot market-related time charters, the charterers have substantive decision-making rights to direct how and for what purpose the vessel is used. As such, the Company has identified that time charter agreements contain a lease in accordance with ASC 842. During time charter agreements, the Company is responsible for operating and maintaining the vessels. These costs are recorded as vessel operating expenses in the Consolidated Statements of Operations. The Company has elected the practical expedient that allows the Company to combine lease and non-lease components under ASC 842 as the Company believes (1) the timing and pattern of recognizing revenues for operating the vessel is the same as the timing and pattern of recognizing vessel leasing revenue; and (2) the lease component, if accounted for separately, would be classified as an operating lease.

Total voyage revenue recognized in the Consolidated Statements of Operations includes the following:

	For the Years Ended December 31,		
	2022	2021	2020
Lease revenue	$ 229,787	$ 160,242	$ 78,402
Spot market voyage revenue	307,147	386,887	277,158
Total voyage revenues	$ 536,934	$ 547,129	$ 355,560

14 – LEASES

Effective April 4, 2011, the Company entered into a seven-year sub-sublease agreement for its main office in New York, New York. The term of the sub-sublease commenced June 1, 2011 and ended on May 1, 2018. The Company entered into a direct lease with the over-landlord of such office space that commenced immediately upon the expiration of such sub-sublease agreement, for a term covering the period from May 1, 2018 to September 30, 2025. For accounting purposes, the sub-sublease agreement and direct lease agreement with the landlord constitute one lease agreement.

In addition, during October 2017, the Company entered into a lease for office space in Singapore that expired in January 2019. A lease was signed for a new office space in Singapore effective January 17, 2019 for a three-year term, which has been extended effective January 17, 2022 for a two-year term.

Lastly, during July 2018, the Company entered into a lease for office space in Copenhagen, which commenced on July 1, 2018 and ended on April 30, 2019. A lease was signed for a new office space in Copenhagen effective May 1, 2019 which ended January 31, 2023. During June 2022, a lease was signed for a new office space in Copenhagen effective January 1, 2023 for a minimum period ending January 1, 2025.

The Company adopted ASC 842 using the transition method on January 1, 2019 and has identified the aforementioned leases as operating leases. Variable rent expense, such as utilities and escalation expenses, are excluded from the determination of the operating lease liability and the Company has deemed these insignificant. The Company used its incremental borrowing rate as the discount rate under ASC 842 since the rate implicit in the lease cannot be readily determined.

On June 14, 2019, the Company entered into a sublease agreement for a portion of the leased space for its main office in New York, New York that commenced on July 26, 2019 and will end on September 29, 2025. There was a free base rental period for the first four and a half months commencing on July 26, 2019. Following the expiration of the free base rental period, the monthly base sublease income is $102 per month until September 29, 2025. Sublease income is recorded net with the total operating lease costs in General and administrative expenses in the Consolidated Statements of Operations. There was $1,223 of sublease income recorded during each of the years ended December 31, 2022, 2021 and 2020, respectively.

There was $1,789, $1,852 and $1,912 of operating lease costs recorded during the years ended December 31, 2022, 2021 and 2020, respectively, which was recorded in General and administrative expenses in the Consolidated Statements of Operations.

Supplemental Consolidated Balance Sheet information related to the Company's operating leases as of December 31, 2022 is as follows:

	December 31, 2022
Operating Lease:	
Operating lease right-of-use asset	$ 4,078
Current operating lease liabilities	$ 2,107
Long-term operating lease liabilities	4,096
Total operating lease liabilities	$ 6,203
Weighted average remaining lease term (years)	2.75
Weighted average discount rate	5.15 %

Maturities of operating lease liabilities as of December 31, 2022 are as follows:

		December 31, 2022
2023	$	2,378
2024		2,453
2025		1,839
Total lease payments		6,670
Less imputed interest		(467)
Present value of lease liabilities	$	6,203

Consolidated Cash Flow information related to leases are as follows:

	For the Years Ended December 31,					
	2022		2021		2020	
Cash paid for amounts included in the measurement of lease liabilities:						
Operating cash flows from operating leases	$	2,230	$	2,230	$	2,230

The Company charters in third-party vessels, and the Company is the lessee in these agreements under ASC 842. The Company has elected the practical expedient under ASC 842 to not recognize right-of-use assets and lease liabilities for short-term leases. During the years ended December 31, 2022, 2021 and 2020, all charter-in agreements for third-party vessels were less than twelve months and considered short-term leases. Refer to Note 2 — Summary of Significant Accounting Policies for the charter hire expenses recorded during the years ended December 31, 2022, 2021 and 2020 for these charter-in agreements.

15 - COMMITMENTS AND CONTINGENCIES

During the second half of 2018, the Company entered into agreements for the purchase of ballast water treatments systems ("BWTS") for 36 of its vessels. The cost of these systems has varied based on the size and specifications of each vessel and whether the systems are installed in China during the vessels' scheduled drydockings. Based on the contractual purchase price of the BWTS and the estimated installation fees, the Company estimates the cost of the systems to be approximately $1.0 million for Capesize vessels and $0.6 million for Supramax vessels. These costs are capitalized and depreciated over the remainder of the life of the vessel. Prior to any adjustments for vessel impairment and vessel sales, the Company recorded cumulatively $25,763 and $18,992 in Vessel assets in the Consolidated Balance Sheets as of December 31, 2022 and 2021, respectively, related to BWTS additions. Excluding any installation fees, the Company expects to pay $34 during the year ending December 31, 2023 for BWTS.

16 - SAVINGS PLAN

In August 2005, the Company established a 401(k) plan that is available to U.S. based full-time employees who meet the plan's eligibility requirements. This 401(k) plan is a defined contribution plan, which permits employees to make contributions up to maximum percentage and dollar limits allowable by IRS Code Sections 401(k), 402(g), 404 and 415. Any matching contribution the Company makes vests immediately. For the years ended December 31, 2022, 2021 and 2020, the Company's matching contributions to this plan were $482, $440 and $473, respectively.

17 - STOCK-BASED COMPENSATION

2014 Management Incentive Plan

In 2014, the Company adopted the Genco Shipping & Trading Limited 2014 Management Incentive Plan (the "MIP"). An aggregate of 966,806 shares of Common Stock were available for award under the MIP. Awards under the

MIP took the form of restricted stock grants and three tiers of MIP Warrants with staggered strike prices based on increasing equity values. On August 7, 2014, pursuant to the MIP, certain individuals were granted MIP Warrants whereby each warrant could be converted on a cashless basis for the amount in excess of the respective strike price. The MIP Warrants were issued in three tranches for 238,066, 246,701, and 370,979 and had exercise prices, as adjusted for dividends declared during the fourth quarter of 2019 and the first quarter of 2020, of $240.89221 (the "$240.89 Warrants"), $267.11051 (the "$267.11 Warrants") and $317.87359 (the "$317.87 Warrants") per whole share, respectively. The fair value of each warrant upon emergence from bankruptcy was $7.22 for the $240.89 Warrants, $6.63 for the $267.11 Warrants and $5.63 for the $317.87 Warrants. The aggregate fair value of these awards upon issuance was $54,436.

All warrants were fully vested and the related expense was fully amortized as of January 1, 2018. The warrants expired on August 7, 2020.

2015 Equity Incentive Plan

On June 26, 2015, the Company's Board of Directors approved the 2015 Equity Incentive Plan for awards with respect to an aggregate of 400,000 shares of common stock (the "2015 Plan"). Under the 2015 Plan, the Company's Board of Directors, the compensation committee, or another designated committee of the Board of Directors may grant a variety of stock-based incentive awards to the Company's officers, directors, employees, and consultants. Awards may consist of stock options, stock appreciation rights, dividend equivalent rights, restricted (nonvested) stock, restricted stock units, and unrestricted stock.

On March 23, 2017, the Board of Directors approved an amendment and restatement of the 2015 Plan. This amendment and restatement increased the number of shares available for awards under the plan from 400,000 to 2,750,000, subject to shareholder approval; set the annual limit for awards to non-employee directors and other individuals as 500,000 and 1,000,000 shares, respectively; and modified the change in control definition. The Company's shareholders approved the increase in the number of shares at the Company's 2017 Annual Meeting of Shareholders on May 17, 2017.

On March 19, 2021, the Board of Directors approved an amendment and restatement of the 2015 Equity Incentive Plan (the "Amended 2015 Plan"). This amendment and restatement increased the number of shares available for awards under the plan from 2,750,000 to 4,750,000, subject to shareholder approval. The Company's shareholders approved the increase in the number of shares at the Company's 2021 Annual Meeting of Shareholders on May 13, 2021.

As of December 31, 2022, the Company has awarded restricted stock units, restricted stock and stock options under the Amended 2015 Plan.

Stock Options

On March 4, 2019, the Company issued options to purchase 240,540 of the Company's shares of common stock to certain individuals with an exercise price of $8.065 per share, as adjusted for the special dividend declared on November 5, 2019. One third of the options become exercisable on each of the first three anniversaries of March 4, 2019, with accelerated vesting that may occur following a change in control of the Company, and all unexercised options expire on the sixth anniversary of the grant date. The fair value of each option was estimated on the date of the grant using the Black-Scholes-Merton pricing formula, resulting in a value of $3.76 per share, or $904 in the aggregate. The assumptions used in the Black-Scholes-Merton option pricing formula are as follows: volatility of 55.23% (representing the Company's historical volatility), a risk-free interest rate of 2.49%, a dividend yield of 0%, and expected life of 4.00 years (determined using the simplified method as outlined in SAB Topic 14 due to lack of historical exercise data).

On February 25, 2020, the Company issued options to purchase 344,568 of the Company's shares of common stock to certain individuals with an exercise price of $7.06 per share. One third of the options become exercisable on each of the first three anniversaries of February 25, 2020, with accelerated vesting that may occur following a change in control of the Company, and all unexercised options expire on the sixth anniversary of the grant date. The fair value of each option was estimated on the date of the grant using the Cox-Ross-Rubinstein pricing formula, resulting in a value of

$2.01 per share, or $693 in the aggregate. The assumptions used in the Cox-Ross-Rubinstein option pricing formula are as follows: volatility of 53.91% (representing the Company's historical volatility), a risk-free interest rate of 1.41%, a dividend yield of 7.13%, and expected life of 4 years (determined using the simplified method as outlined in SAB Topic 14 due to lack of historical exercise data).

On February 23, 2021, the Company issued options to purchase 118,552 of the Company's shares of common stock to certain individuals with an exercise price of $9.91 per share. One third of the options become exercisable on each of the first three anniversaries of February 23, 2021, with accelerated vesting that may occur following a change in control of the Company, and all unexercised options expire on the sixth anniversary of the grant date. The fair value of each option was estimated on the date of the grant using the Cox-Ross-Rubinstein pricing formula, resulting in a value of $4.33 per share, or $513 in the aggregate. The assumptions used in the Cox-Ross-Rubinstein option pricing formula are as follows: volatility of 60.91% (representing the Company's historical volatility), a risk-free interest rate of 0.41%, a dividend yield of 0.98%, and expected life of 4 years (determined using the simplified method as outlined in SAB Topic 14 due to lack of historical exercise data).

For the years ended December 31, 2022, 2021 and 2020, the Company recognized amortization expense of the fair value of its stock options, which is included in General and administrative expenses, as follows:

| | For the Years Ended December 31, | | |
	2022	2021	2020
General and administrative expenses	$ 278	$ 635	$ 787

Amortization of the unamortized stock-based compensation balance of $89 as of December 31, 2022 is expected to be $81 and $8 during the years ended December 31, 2023 and 2024, respectively. The following table summarizes the stock option activity for the years ended December 31, 2022, 2021 and 2020:

| | For the Years Ended December 31, | | | | | | | | |
| | 2022 | | | 2021 | | | 2020 | | |
	Number of Options	Weighted Average Exercise Price	Weighted Average Fair Value	Number of Options	Weighted Average Exercise Price	Weighted Average Fair Value	Number of Options	Weighted Average Exercise Price	Weighted Average Fair Value
Outstanding as of January 1	916,287	$ 9.02	$ 4.08	837,338	$ 8.86	$ 4.02	496,148	$ 10.11	$ 5.41
Granted	—	—	—	118,552	9.91	4.33	344,568	7.06	2.01
Exercised	(501,060)	9.94	5.16	(39,603)	8.37	3.46	—	—	—
Forfeited	—	—	—	—	—	—	(3,378)	8.07	3.76
Outstanding as of December 31	415,227	$ 7.91	$ 2.78	916,287	$ 9.02	$ 4.08	837,338	$ 8.86	$ 4.02
Exercisable as of December 31	221,336	$ 7.63	$ 2.63	488,969	$ 9.88	$ 5.04	293,792	$ 10.78	$ 6.01

The following table summarizes certain information about the options outstanding as of December 31, 2022:

| Weighted Average Exercise Price of Outstanding Options | Options Outstanding and Unvested, December 31, 2022 | | | Options Outstanding and Exercisable, December 31, 2022 | | |
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
$ 7.91	193,891	$ 8.22	3.56	221,336	$ 7.63	2.63

As of December 31, 2022 and 2021, a total of 415,227 and 916,287 stock options were outstanding, respectively.

Restricted Stock Units

The Company has issued restricted stock units ("RSUs") to certain members of the Board of Directors and certain executives and employees of the Company, which represent the right to receive a share of common stock, or in the sole discretion of the Company's Compensation Committee, the value of a share of common stock on the date that the RSU vests. As of December 31, 2022 and 2021, 612,300 and 478,848 shares of the Company's common stock were outstanding in respect of the RSUs, respectively. Such shares will only be issued in respect of vested RSUs issued to directors when the director's service with the Company as a director terminates. Such shares of common stock will only be issued to executives and employees when their RSUs vest under the terms of their grant agreements and the Amended 2015 Plan described above.

The RSUs that have been issued to certain members of the Board of Directors generally vest on the date of the annual shareholders meeting of the Company following the date of the grant. In lieu of cash dividends issued for vested and nonvested shares held by certain members of the Board of Directors, the Company will grant additional vested and nonvested RSUs, respectively, which are calculated by dividing the amount of the dividend by the closing price per share of the Company's common stock on the dividend payment date and will have the same terms as other RSUs issued to members of the Board of Directors. The RSUs that have been issued to other individuals vest ratably on each of the three or five year anniversaries of the determined vesting date. The table below summarizes the Company's unvested RSUs for the years ended December 31, 2022, 2021 and 2020:

| | For the Years Ended December 31, | | | | | |
| | 2022 | | 2021 | | 2020 | |
	Number of RSUs	Weighted Average Grant Date Price	Number of RSUs	Weighted Average Grant Date Price	Number of RSUs	Weighted Average Grant Date Price
Outstanding as of January 1	306,887	$ 9.65	298,834	$ 7.49	162,096	$ 9.26
Granted	533,969	17.55	159,492	11.93	221,903	6.80
Vested	(198,884)	11.23	(151,439)	7.79	(83,675)	9.07
Forfeited	—	—	—	—	(1,490)	8.39
Outstanding as of December 31	641,972	$ 15.74	306,887	$ 9.65	298,834	$ 7.49

The total fair value of the RSUs that vested during the years ended December 31, 2022, 2021 and 2020 was $4,006, $1,838 and $550, respectively. The total fair value is calculated as the number of shares vested during the period multiplied by the fair value on the vesting date.

The following table summarizes certain information of the RSUs unvested and vested as of December 31, 2022:

| Unvested RSUs December 31, 2022 | | | Vested RSUs December 31, 2022 | |
Number of RSUs	Weighted Average Grant Date Price	Weighted Average Remaining Contractual Life	Number of RSUs	Weighted Average Grant Date Price
641,972	$ 15.74	3.33	243,920	$ 11.03

The Company is amortizing these grants over the applicable vesting periods, net of anticipated forfeitures. As of December 31, 2022, unrecognized compensation cost of $6,845 related to RSUs will be recognized over a weighted-average period of 3.33 years.

For the years ended December 31, 2022, 2021 and 2020, the Company recognized nonvested stock amortization expense for the RSUs, which is included in General and administrative expenses as follows:

| | For the Years Ended December 31, | | |
	2022	2021	2020
General and administrative expenses	$ 2,964	$ 1,632	$ 1,239

18 - LEGAL PROCEEDINGS

On December 14, 2022, a sub-charterer of the Genco Constellation asserted a claim for monetary losses in connection with alleged delays of the loading of their cargo, short loading, or both at the port of Longkou, China. Hizone Group Co. Ltd ("Hizone") had sub-chartered the vessel from SMC Cooperation Limited, which in turn had subchartered the vessel from BG Shipping Co. Limited, who had chartered the vessel from us. A dispute arose due to the need to restow the cargo to ensure the safety of the crew and the vessel. Following the vessel's arrival at Tema Harbour in Ghana, Hizone petitioned the Superior Court of Judicature to have the vessel arrested in connection with a claim alleging damages. Such petition was granted on December 14, 2022 and although Genco offered security to release the vessel shortly thereafter, the vessel has still not been released. Moreover, Hizone petitioned the Superior Court of Judicature to have the vessel arrested again on February 2, 2023 on an allegedly different claim. The vessel has not been generating revenue while it has been subject to arrest and will not generate revenue unless and until it is released. The Company believes that these claims are without merit, has valid defenses against them and is vigorously defending them while continuing to seek the release of the Genco Constellation and any damages arising from the arrest of the vessel, including the recovery of lost revenue while arrested and reimbursement of legal fees as well as taking actions to secure counter security from BG Shipping Co. Limited.

From time to time, the Company may be subject to other legal proceedings and claims in the ordinary course of its business, principally personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any such legal proceedings or claims that it believes will have, individually or in the aggregate, a material effect on the Company, its financial condition, results of operations or cash flows.

19 - SUBSEQUENT EVENTS

On February 21, 2023, the Company's Board of Directors awarded grants of 68,758 RSUs to certain individuals under the 2015 Plan. The awards generally vest ratably on each of the three year anniversaries of February 23, 2023.

On February 22, 2023, the Company announced a regular quarterly dividend of $0.50 per share to be paid on or about March 14, 2023, to shareholders of record as of March 7, 2023. The aggregate amount of the dividend is expected to be approximately $21.5 million, which the Company anticipates will be funded from cash on hand at the time the payment is to be made.

MARKET INFORMATION, HOLDERS AND DIVIDENDS

Our common stock is traded on the New York Stock Exchange ("NYSE") under the symbol "GNK."

As of February 22, 2023, there were approximately six holders of record of our common stock.

On April 19, 2021, our Board of Directors adopted a new quarterly dividend policy commencing in the first quarter of 2022 in respect to our financial results for the fourth quarter of 2021 based on a formula. Our quarterly dividend policy and declaration and payment of dividends are subject to legally available funds, compliance with applicable laws and contractual obligations (including our credit facility) and our Board's determination that each declaration and payment is at that time in the best interests of the Company and its shareholders after its review of our financial performance.

For a discussion of restrictions applicable to our payment of dividends as well as the formula for calculating the quarterly dividends, please see "Liquidity and Capital Resources—Dividends" in Management's Discussion and Analysis of Financial Condition and Results of Operation" above.

PERFORMANCE GRAPH

The following graph illustrates a comparison of the cumulative total shareholder return (change in stock price plus reinvested dividends) of Genco Shipping & Trading Limited's common stock with the Standard and Poor's 500 Index, our old peer group, and a new peer group. The old peer group consists of Eagle Bulk Shipping, Star Bulk Carriers Corp., Diana Shipping Inc. and Golden Ocean Group Limited. The new peer group consists of Eagle Bulk Shipping, Star Bulk Carriers Corp., Diana Shipping Inc., Golden Ocean Group Limited, Safe Bulkers, Inc., Pacific Basin Shipping Limited, Pangaea Logistics Solutions Ltd., Belships ASA, Seanergy Maritime Holdings Corp., and Thorensen Thai Agencies Plc. We selected the new peer group in order to provide a comparison to a broader spectrum of companies involved in drybulk shipping. The comparison assumes a $100 investment on December 29, 2017. The comparisons in the graph are required by the Securities and Exchange Commission and are not intended to forecast or be indicative of possible future performance of the Company's common stock. Data for the Standard and Poor's 500 Index and the peer group assume reinvestment of dividends.



	31-Dec-17	31-Dec-18	31-Dec-19	31-Dec-20	31-Dec-21	30-Dec-22
GNK	100.00	59.23	83.48	60.77	128.04	143.81
S&P 500	100.00	95.62	125.72	148.85	191.58	156.88
Peer Group - New	100.00	81.95	92.67	76.74	171.75	200.45
Peer Group - Old	100.00	83.70	93.95	69.97	177.40	199.66

Executive Team

John C. Wobensmith
Chief Executive Officer and President

Apostolos Zafolias
Chief Financial Officer and Executive Vice President

Joseph Adamo
Chief Accounting Officer, Treasurer, and Controller

Jesper Christensen
Chief Commercial Officer

Board of Directors

James G. Dolphin(1) (2) (3)
Chairman of the Board
Managing Director and President
AMA Capital Partners, LLC

Arthur L. Regan(4)
Operating Partner
Apollo Investment Consulting LLC

Kathleen C. Haines(1)(3)(4)
Principal
Holbridge Capital Advisors

Basil G. Mavroleon(1)(2)(3)(4)

Managing Director
WeberSeas (Hellas) S.A.

Karin Y. Orsel(2)(4)
Chief Executive Officer
MF Shipping Group

John C. Wobensmith
Chief Executive Officer and President
Genco Shipping & Trading Limited

(1) Compensation Committee
(2) Nominating and Corporate Governance Committee
(3) Audit Committee
(4) ESG Committee

Corporate Offices

Genco Shipping & Trading Limited
299 Park Avenue, 12th Floor
New York, NY 10171
Tel: (646) 443-8550
www.gencoshipping.com

Stock Listing
Genco Shipping & Trading Limited's common stock is traded on The New York Stock Exchange under the symbol GNK.

Transfer Agent

Computershare Inc.
480 Washington Boulevard, 29th Floor
Jersey City, NJ 07310-1900
Tel: (800) 851.9677

TTD for Hearing Impaired:
(800) 231.5469

Foreign Shareowners:
(201) 680.6610

TDD Foreign Shareowners:
(201) 680.6578

Legal Counsel

Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, New York 10036
Tel: (212) 715-9100

Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
Tel: (212) 574-1200

Independent Auditors

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
Tel: (212) 492-4000

Investor Relations Contact
Apostolos Zafolias
Genco Shipping & Trading Limited
299 Park Avenue, 12th Floor
New York, NY 10171
Tel: (646) 443-8550

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

This report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements use words such as "anticipate," "budget," "estimate," "expect," "project," "intend," "plan," "believe," and other words and terms of similar meaning in connection with a discussion of potential future events, circumstances or future operating or financial performance. These forward-looking statements are based on our management's current expectations and observations. Included among the factors that, in our view, could cause actual results to differ materially from the forward looking statements contained in this annual report are the following: (i) declines or sustained weakness in demand in the drybulk shipping industry; (ii) weakness or declines in drybulk shipping rates; (iii) changes in the supply of or demand for drybulk products, generally or in particular regions; (iv) changes in the supply of drybulk carriers including newbuilding of vessels or lower than anticipated scrapping of older vessels; (v) changes in rules and regulations applicable to the cargo industry, including, without limitation, legislation adopted by international organizations or by individual countries and actions taken by regulatory authorities; (vi) increases in costs and expenses including but not limited to: crew wages, insurance, provisions, lube oil, bunkers, repairs, maintenance, general and administrative expenses, and management fee expenses; (vii) whether our insurance arrangements are adequate; (viii) changes in general domestic and international political conditions; (ix) acts of war, terrorism, or piracy, including without limitation the ongoing war in Ukraine; (x) changes in the condition of the Company's vessels or applicable maintenance or regulatory standards (which may affect, among other things, our anticipated drydocking or maintenance and repair costs) and unanticipated drydock expenditures; (xi) the Company's acquisition or disposition of vessels; (xii) the amount of offhire time needed to complete maintenance, repairs, and installation of equipment to comply with applicable regulations on vessels and the timing and amount of any reimbursement by our insurance carriers for insurance claims, including offhire days; (xiii) the completion of definitive documentation with respect to charters; (xiv) charterers' compliance with the terms of their charters in the current market environment; (xv) the extent to which our operating results are affected by weakness in market conditions and freight and charter rates; (xvi) our ability to maintain contracts that are critical to our operation, to obtain and maintain acceptable terms with our vendors, customers and service providers and to retain key executives, managers and employees; (xvii) completion of documentation for vessel transactions and the performance of the terms thereof by buyers or sellers of vessels and us; (xviii) the relative cost and availability of low sulfur and high sulfur fuel, worldwide compliance with sulfur emissions regulations that took effect on January 1, 2020 and our ability to realize the economic benefits or recover the cost of the scrubbers we have installed; (xix) our financial results for the year ending December 31, 2023 and other factors relating to determination of the tax treatment of dividends we have declared; (xx) the financial results we achieve for each quarter that apply to the formula under our new dividend policy, including without limitation the actual amounts earned by our vessels and the amounts of various expenses we incur, as a significant decrease in such earnings or a significant increase in such expenses may affect our ability to carry out our new value strategy; (xxi) the exercise of the discretion of our Board regarding the declaration of dividends, including without limitation the amount that our Board determines to set aside for reserves under our dividend policy; (xxii) the duration and impact of the COVID-19 novel coronavirus epidemic, which may negatively affect general global and regional economic conditions, our ability to charter our vessels at all and the rates at which are able to do so; our ability to call on or depart from ports on a timely basis or at all; our ability to crew, maintain, and repair our vessels, including without limitation the impact diversion of our vessels to perform crew rotations may have on our revenues, expenses, and ability to consummate vessel sales, expense and disruption to our operations that may arise from the inability to rotate crews on schedule, and delay and added expense we may incur in rotating crews in the current environment; our ability to staff and maintain our headquarters and administrative operations; sources of cash and liquidity; our ability to sell vessels in the secondary market, including without limitation the compliance of purchasers and us with the terms of vessel sale contracts, and the prices at which vessels are sold; and other factors relevant to our business described from time to time in our filings with the Securities and Exchange Commission; (xxiii) those other risks and uncertainties discussed in the Form 10-K under the headings "RISK FACTORS RELATED TO OUR BUSINESS & OPERATIONS", and (xxiv) other factors listed from time to time in our filings with the Securities and Exchange Commission (the "SEC"). Our ability to pay dividends in any period will depend upon various factors, including the limitations under any credit agreements to which we may be a party, applicable provisions of Marshall Islands law and the final determination by the Board of Directors each quarter after its review of our financial performance. The timing and amount of dividends, if any, could also be affected by factors affecting cash flows, results of operations, required capital expenditures, or reserves. As a result, the amount of dividends actually paid may vary. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.